Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 2
DATED NOVEMBER 13, 2012
TO THE PROSPECTUS DATED OCTOBER 18, 2012
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 2 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 1 dated October 29, 2012.  Unless otherwise defined in this Supplement No. 2, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

This Supplement No. 2: (1) describes the acquisition of five Dollar General stores, and the loans used to fund the acquisition; (2) updates certain disclosures within the prior performance discussion, including Tables IV and V within Appendix A to the prospectus; (3) describes changes to the board of directors of our Business Manager; and (4) updates the status of the offering.

Description of Real Estate Assets

Recent Acquisitions

As described in more detail herein, on November 6, 2012, we acquired five single-tenant properties, all of which are net leased to a subsidiary of Dollar General Corporation, for $6,681,920.  We funded the purchase price by borrowing $3,340,450 secured by a first mortgage on each of the properties and a mezzanine loan in the principal amount of $3,340,460.  The table below provides summary information for each property (dollar amounts stated in thousands, except for per square foot amounts):

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain- ing Lease Term in Years	Econ- omic Occ- upancy (3)	Phy- sical Occ- upancy
Dollar General	11/06/12	12,406	$1,695	7.56%	$128	$10.34	15	100%	100%
—Robertsdale, AL

Dollar General	11/06/12	9,026	$1,039	7.56%	$79	$8.71	15	100%	100%
—East Brewton, AL

Dollar General	11/06/12	9,100	$1,385	7.56%	$105	$11.51	15	100%	100%
—Wetumpka, AL

Dollar General	11/06/12	9,002	$1,172	7.56%	$89	$9.85	15	100%	100%
—Newport, TN

Dollar General	11/06/12	9,100	$1,390	7.56%	$105	$11.56	15	100%	100%
—Madisonville, TN

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition).  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition.

Dollar General Acquisition.  The Dollar General locations were acquired through five wholly owned subsidiaries formed for this purpose.  We acquired fee simple interests in each of the properties, all of which are newly-constructed.  The properties were acquired for approximately $6.68 million from Highwood Investments, LLC, an unaffiliated third party, which had entered into an agreement with IREA which IREA assigned to us.  We funded the purchase price without offering proceeds through a loan secured by a first priority mortgage on each of the properties in an aggregate principal amount equal to approximately $3.34 million and a mezzanine loan in an aggregate principal amount equal to approximately $3.34 million.  We expect to use offering proceeds to repay the entire mezzanine loan. The terms of these loans are described below under “Financing Transactions.”  Closing costs for this acquisition were approximately $153,000.  We expect to pay our Business Manager an acquisition fee of approximately $100,000 during the fourth quarter of 2012.  The capitalization rate for this portfolio is approximately 7.56% based on the aggregate purchase price paid at closing.

The portfolio consists of five stores leased to Dolgencorp, LLC, a subsidiary of Dollar General Corporation (“Dollar General”), and located in Robertsdale, East Brewton and Wetumpka, Alabama and in Newport and Madisonville, Tennessee.  Dolgencorp, LLC leases each property pursuant to a fifteen year, triple-net lease expiring in 2027, with a five year renewal provision at the option of each tenant. These triple-net leases require the tenant to pay all costs associated with a property, including real estate taxes, insurance, utilities and routine maintenance in addition to the base rent. Dollar General has guaranteed all rents and other sums due under each lease in the event that Dolgencorp, LLC defaults in the payment of rent or other sums due under each respective lease.

Because these are newly-constructed properties, there is no prior occupancy or average effective annual rental information.

We believe that each property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to any of the properties. According to its public filings, Dollar General is the largest discount retailer in the United States by number of stores, with 10,203 stores located in 40 states as of August 3, 2012, the majority of which are located in smaller markets in the southern, southwestern, midwestern and eastern United States.  The properties are subject to competition from similar nearby discount retail centers (“competitive properties”), as follows: 6 competitive properties located within approximately 10 miles of the Robertsdale property; 3 competitive properties located within approximately 10 miles of the East Brewton property; 5 competitive properties located within approximately 10 miles of the Wetumpka property; 7 competitive properties located within approximately 10 miles of the Newport property; and 4 competitive properties located within approximately 10 miles of the Madisonville property.

The tenant at each of the properties is required by its respective lease to pay for real estate taxes, common area maintenance and insurance costs.  Real estate taxes paid for the properties were calculated by multiplying the properties’ assessed values by the respective tax rates listed in the table below.  For federal income tax purposes, the total depreciable basis in these properties is approximately $6.68 million. We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively. The following table indicates the real estate taxes, real estate tax rates and estimated income tax basis for these properties for the most recent tax year for which information is available.

			Approximate Real Estate	Real Estate	Approximate Income Tax Depreciable
Address	Tax Year	Year Paid	Tax Amount ($)	Tax Rate (%)	Basis ($)

Dollar General	2011	2012	$370 - $9,127	3.3% - 3.377%	$1,695
—Robertsdale, AL

Dollar General	2011	2012	$782 - $7,970	4.7% - 4.79%	$1,039
—East Brewton, AL

Dollar General	2011	2012	$2,505 - $7,203	3.0% - 3.06%	$1,385
—Wetumpka, AL

Dollar General	2011	2012	$1,430 - $9,003	2.40%%	$1,172
—Newport, TN

Dollar General	2011	2012	$1,982 - $10,439	2.47% - 2.35%	1,390
—Madisonville, TN

Financing Transactions

In connection with acquiring the five locations leased to Dollar General described above, our wholly owned subsidiaries, IREIT East Brewton DG, L.L.C., IREIT Robertsdale DG, L.L.C., IREIT Madisonville DG, L.L.C., IREIT Newport DG, L.L.C. and IREIT Wetumpka DG, L.L.C. (each individually, a “borrower” and collectively, the “borrowers”), entered into a loan in an aggregate principal amount equal to approximately $3.34 million from JPMorgan Chase Bank, National Association.  The loan is secured by cross-collateralized first mortgages on the five properties.  The loan bears interest at a fixed rate equal to 4.31% per annum (the “initial interest rate”) until December 1, 2019 (the “anticipated repayment date”). In the event the loan is not repaid as of the anticipated repayment date the loan will bear interest at a rate equal to 3% per annum plus the greater of (1) 4.31%, or (2) the seven year swap yield as of the first business day after the anticipated repayment date (the “revised interest rate”); provided, however, that the revised interest rate may not exceed 9.31% per annum.  The loan matures on May 1, 2027, and requires the borrowers to make monthly payments of interest only until January 1, 2013, at which point the loan requires the borrowers to make monthly payments of principal and interest until the anticipated repayment date, and thereafter monthly payments of approximately $18,000 until the maturity date.

The loan may be prepaid in full, but not in part, any time after December 1, 2014, provided that if the prepayment occurs prior to September 1, 2019, the borrowers will be required to pay a prepayment premium equal to the greater of: (1) 1% of the outstanding principal balance of the loan; or (2) the excess, if any, of: (a) the sum of the present values of all then-schedule payments of principal and interest under the loan documents, over (b) the principal amount being prepaid.  Subject to satisfying certain conditions, as set forth in the loan documents, each individual borrower may prepay a portion of the loan equal to 120% of the portion of the loan allocated to that borrower’s property and obtain the release of its property and the release of its related obligations under the loan documents. Assuming no payment has been made on principal in advance of the anticipated repayment date approximately $3.34 million will be due on the anticipated repayment date.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties and limitations on zoning reclassifications of the properties.  The loan documents also contain various customary events of default; including the non-payment of principal or interest, default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events.  If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender.  In the event of a default, the borrowers will be required to pay a default interest rate equal to the lesser of the maximum legal interest rate or 5% per annum above the initial interest rate or revised interest rate, as applicable.

The loan is non-recourse to us and the borrowers, with certain exceptions for borrower bankruptcy.  We have guaranteed the full amount of the debt in the event borrower fails to provide access or information to the properties or fails to obtain the lender’s prior written consent to any liens on or transfers of the properties, and in the event of any losses, costs or damages incurred by the lender as a result of fraud or intentional misrepresentation of any individual borrower, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

Our wholly owned subsidiary, IREIT DG SPE Member, L.L.C. also entered into an unsecured loan in an aggregate principal amount equal to approximately $3.34 million from V-IN DOLLAR, LLC.  This loan bears interest at a fixed rate equal to 10% per annum and matures on August 6, 2013. Our subsidiary is required to make monthly payments of interest only until the maturity date at which point the then remaining principal balance of the loan, plus any accrued interest becomes due in full. The loan may be prepaid in whole or in part upon two business days’ prior written notice. The loan is non-recourse to us and our subsidiary.  IREIC, our sponsor has fully and unconditionally guaranteed payment and performance.  We did not pay any fees or other consideration to IREIC for this guarantee. The loan contains various customary events of default.  If an event of default occurs under the loan, our subsidiary will be required to pay a default interest rate equal to 4% per annum above the interest rate.

Prior Performance of IREIC Affiliates

The following disclosure supersedes and replaces the section captioned “Prior Performance of IREIC Affiliates,” which begins on page 78 of the prospectus.

During the ten year period ended June 30, 2012, IREIC and its affiliates sponsored three other REITs, 110 real estate exchange private placement limited partnerships and limited liability companies, which altogether have raised more than $17.6 billion from over 401,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, RPAI, Inland American and Inland Diversified raised approximately $15.6 billion from over 391,000 investors.  These REITs have investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders.  The monies raised by IREIC-sponsored REITs, including IRC and IRRETI, two REITs sponsored by IREIC prior to this ten year period, represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

Inland Private Capital Corporation, or “IPCC,” offers real estate exchange transactions, on a private placement basis, designed, among other things, to provide replacement properties for persons wishing to complete an IRS Section 1031 real estate exchange. Thus, these private placement programs do not have investment objectives similar to ours. However, these private placement programs have owned real estate assets similar to those that we may seek to acquire, including industrial/distribution buildings, shopping centers, office buildings and other retail buildings.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Managers, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Prospectus Summary — Compensation Paid to Affiliates of IREIC.”  The other five REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.  The private placement programs sponsored by IPCC and IREIC pay some of the same types of fees and expenses that we pay, such as selling commissions, marketing contributions, bona fide due diligence expenses, business management fees and real estate management fees. However, because the business conducted by, and the underlying investment objectives of, these private placement programs are substantially different than our business and investment objectives, other fees and expenses paid by the private placement programs are not directly comparable to ours.

The following discussion and the Prior Performance Tables, included in this prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC and IPCC.  Past performance is not necessarily indicative of future performance.  With respect to the disclosures set forth herein, we have not provided information for IRRETI as of June 30, 2012. On February 27, 2007, all of the outstanding common stock of IRRETI was acquired in a merger with Developers Diversified Realty Corporation (“DDR”).  Pursuant to the merger agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February 2007 in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through a combination of $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR. The transaction had a total enterprise value of approximately $6.2 billion. No further information regarding IRRETI following completion of the merger is available.

Summary Information

The following table provides summarized information concerning prior programs sponsored by IREIC or its affiliates, with the exception of IRRETI, for the ten year period ending June 30, 2012, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. With respect to IRRETI, information is presented for the ten year period ended September 30, 2006. This information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, only where noted, through their respective distribution reinvestment plans.

All information regarding the REITs previously sponsored by IREIC has been taken from, or derived from, the public filings by these entities.  Like IRC, RPAI, although previously sponsored by IREIC, is no longer managed by affiliates of our Business Manager.  Unlike IRC, RPAI has terminated, or provided notice that it will terminate, various service agreements with The Inland Group and its affiliates.  Specifically, during the second quarter of 2012, RPAI terminated its investment advisor agreement, and, effective as of the fourth quarter of 2012, RPAI has provided notice that it will terminate the following agreements: loan servicing; mortgage financing services; communications services; institutional investor relationships services; insurance and risk management services; property tax services; computer services; and personnel services.  We are unable to verify or assess the reliability, accuracy or completeness of any of the information related to RPAI. It is possible the information regarding RPAI contains inaccuracies or omissions, or was prepared using a methodology different from the methodology we used when compiling data regarding the prior performance of other programs sponsored by our sponsor.

WE ARE NOT, BY INCLUDING THESE TABLES, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLES BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Inland Real Estate Corporation as of June 30, 2012 (1)	Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Retail Properties of America, Inc. as of June 30, 2012 (2)		Inland American Real Estate Trust, Inc. as of June 30, 2012	Inland Diversified Real Estate Trust, Inc. as of June 30, 2012	Inland Private Capital Corporation Private Placement Offerings as of June 30, 2012	Inland Private Placement LLC Offering as of June 30, 2012
Number of programs sponsored	1	1	1		1	1	110	1
Number of public “best efforts” offerings	4	3	2		2	1	0	0
Approx. aggregate amount raised from investors (3)	$750,527,000	2,424,515,000		**	9,033,078,000	902,170,000	1,153,559,000	30,909,200
Approximate aggregate number of investors	22,000	57,600		**	186,500	22,502	3,713	447
Number of properties purchased	236 (4)	287		**	1,016	84	200	14
Approximate aggregate cost of properties	$1,789,373,922	4,138,046,000		**	11,877,563,000	1,258,246,000	2,268,960,000	58,217,678
Number of mortgages receivable and notes receivable	2	0		**	2	0	0	3
Principal amount of mortgages receivable and notes receivable	$8,242,192	0		**	18,011,900	0	0	4,433,500
Number of investments in unconsolidated entities	6	1		**	11	2	1	0
Investment in unconsolidated entities (4)	$117,180,000	22,626,000	56,548,000		299,368,965	487,000	2,827,000	0
Investment in securities	12,480,000	19,248,000	20,034,000		323,461,300	36,029,000	3,276,200	10,489,112
Percentage of properties (based on cost) that were:
Commercial—
Retail	81%	89%		**	26%	79%	30%	9%
Single-user net lease	19%	11%		**	27%	17%	19%	54%
Nursing homes	0%	0%		**	0%	0%	0%	0%
Offices	0%	0%		**	7%	0%	40%	0%
Industrial	0%	0%		**	3%	0%	10%	9%
Health clubs	0%	0%		**	0%	0%	0%	0%
Mini-storage	0%	0%		**	0%	0%	0%	0%

	Inland Real Estate Corporation as of June 30, 2012 (1)	Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Retail Properties of America, Inc. as of June 30, 2012 (2)	Inland American Real Estate Trust, Inc. as of June 30, 2012	Inland Diversified Real Estate Trust, Inc. as of June 30, 2012	Inland Private Capital Corporation Private Placement Offerings as of June 30, 2012	Inland Private Placement LLC Offering as of June 30, 2012
Multi-family residential	0%	0%	**	8%	4%	1%	35%
Lodging	0%	0%	**	29%	0%	0%	0%
Total commercial	100%	100%	100%	100%	100%	100%	98%
Land	0%	0%	0%	0%	0%	0%	2%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	33%	39%	**	13%	29%	27%	35%
Existing construction	67%	61%	**	87%	71%	73%	65%

Number of properties sold in whole or in part	87 (5)	13	**	78	0	7	5

Number of properties exchanged	0	0	**	0	0	1	0

**	This information related to RPAI cannot be obtained from, or derived from, the public filings by RPAI.
(1)

With respect to IRC, the table provides summary information for the entire duration of the entity, from its inception in 1994. However, any information relating to IRC’s offerings reflects only those public offerings conducted prior to the listing of its shares on the NYSE, plus the ongoing issuance of shares under IRC’s distribution reinvestment program. This table does not include any information regarding: (1) the equity offering of IRC’s common shares completed in May 2009; (2) the sale of any shares under the Sales Agency Agreement with BMO Capital Markets Corp.; (3) the issuance of IRC’s 4.625% convertible senior notes due in 2026; (4) the issuance of IRC’s 5.0% convertible senior notes due in 2029; or (5) the issuance of shares of 8.125% Series A Cumulative Redeemable Preferred Stock. Neither Inland Securities nor any Inland affiliate received any fees in connection with these offerings. See “— Publicly Registered REITs — Inland Real Estate Corporation” for additional information regarding these offerings.

(2)

With respect to RPAI, the table provides summary information from the entity’s inception in 2003. However, any information relating to RPAI’s offerings reflects only those public offerings in which Inland Securities served as dealer manager, plus the issuance of shares under RPAI’s distribution reinvestment program, which was terminated upon the listing of its Class A Common Stock on the NYSE. This table does not include any information regarding the offer and sale of 31,800,000 shares of RPAI’s Class A Common Stock completed in April 2012. See “— Publicly Registered REITs — Retail Properties of America, Inc.” for additional information regarding this offering.

(3)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.
(4)

These entities are owned by an IREIC-sponsored program and other unaffiliated parties in joint ventures. Net income, cash flow from operations and capital transactions for these properties are allocated to the applicable IREIC-sponsored program and its joint venture partner in accordance with the respective partnership agreements. The applicable IREIC-sponsored program’s partners manage the day-to-day operations of the properties. These joint venture entities are not consolidated by the applicable IREIC-sponsored programs, and the equity method of accounting is used to account for these investments. Under the equity method of accounting, the net equity investment of the applicable IREIC-sponsored program and its share of net income or loss from the unconsolidated entity are reflected in the consolidated balance sheets and the consolidated statements of operations.

(5)

IRC’s joint venture with Inland Private Capital Corporation has offered tenant-in-common or Delaware Statutory Trust (together referred to herein as “TIC”) interests in properties to investors in private placements exempt from registration under the Securities Act of 1933, as amended. Included in the amounts above are all properties purchased by this joint venture.

During the three years ended June 30, 2012: IRC directly purchased four properties and purchased twenty properties through its joint ventures not including properties acquired through its joint venture with IPCC; RPAI purchased three properties; Inland American purchased 83 properties; and Inland Diversified purchased eighty-four properties. During the three years ended September 30, 2006, IRRETI purchased sixty-eight commercial properties. Upon written request, you may obtain, without charge, a copy of Table VI filed with the Securities and Exchange Commission in Part II of our registration statement. Table VI provides more information about these acquisitions. In addition, upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

Publicly Registered REITs

The information set forth below regarding IRC, RPAI, Inland American, Inland Diversified and IRRETI is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation the Quarterly Report on Form 10-Q for the period ended June 30, 2012 filed by IRC on August 8, 2012 (referred to herein as the “IRC 10-Q”), the Quarterly Report on Form 10-Q for the period ended June 30, 2012 filed by RPAI on August 7, 2012 referred to herein as the “RPAI 10-Q”), the Quarterly Report on Form 10-Q for the period ended June 30, 2012 filed by Inland American on August 10, 2012 (referred to herein as the “American 10-Q”) and the Quarterly Report on Form 10-Q for the period ended June 30, 2012 filed by Inland Diversified on August 10, 2012 (referred to herein as the “Diversified 10-Q”).

Inland Real Estate Corporation is a self-administered REIT formed in May 1994. IRC’s shares have been listed on the NYSE under the ticker “IRC” since June 9, 2004. IRC owns, operates and develops, directly or through its unconsolidated entities, open-air neighborhood, community and power shopping centers and single-tenant retail properties located in the upper Midwest markets.  As of June 30, 2012, in the aggregate, the properties owned by IRC were generating sufficient cash flow to pay operating expenses, monthly debt service requirements and current distributions.

As of June 30, 2012, IRC owned interests in 149 investment properties, including thirty-eight properties owned indirectly through unconsolidated joint ventures but not including development joint venture properties.  These properties were purchased in part with the net proceeds received from the offerings of shares of its common stock, borrowings secured by its properties, draws on its line of credit or sales proceeds from previous sales of properties.  As of June 30, 2012, IRC had total debt of approximately $778.4 million (excluding unconsolidated joint venture debt).  Approximately $449.2 million of this debt is secured by IRC’s properties.  The remaining $329.2 million is comprised of unsecured debt, reflecting draws on IRC’s line of credit and borrowings under two term loans and the face value of IRC convertible notes.

On November 9, 2012, the closing price of the IRC common stock on the NYSE was $7.95 per share.

Investor Update.  IRC currently pays monthly distributions.  For the first six months of 2012, IRC paid monthly distributions equal to $0.0475 per common share and monthly cash dividends to preferred stockholders equal to $0.169271 per share on the outstanding shares of its 8.125% Series A Cumulative Redeemable Preferred Stock.  IRC has stated that future distributions will be determined by its board of directors, and that it expects to continue paying distributions to maintain its status as a REIT.

Capital Raise.  Through a total of four public offerings for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock.  Through June 30, 2012, IRC had issued approximately 18.0 million shares of common stock through its dividend reinvestment plan and repurchased approximately 5.3 million shares of common stock through its share repurchase program, which was terminated in 2004.  Further, in May 2009, IRC completed an underwritten equity offering of approximately 17.1 million shares of common stock at a price of $6.50 per share.  Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs.  On November 10, 2009, IRC entered into a Sales Agency Agreement with BMO Capital Markets Corp. (“BMO”) to offer and sell up to $100 million in shares of its common stock from time to time through BMO, acting as sales agent.  As of June 30, 2012, IRC had issued approximately 3.8 million shares of common stock pursuant to the Sales Agency Agreement and generated net proceeds of approximately $31.7 million, after deducting selling commissions paid to BMO.  Approximately $67.5 million remained available for sale under this program.  As a result of all common stock offerings, as of June 30, 2012, IRC had realized total net offering proceeds of approximately $844.5 million.

In addition, in October 2011, IRC issued two million shares of 8.125% Series A Cumulative Redeemable Preferred Stock at a public offering price of $25.00 per share, for net proceeds of approximately $48.4 million, after deducting the underwriting discount but before expenses.  The proceeds were used to acquire investment properties. In February 2012, IRC  issued an additional 2.4 million shares of 8.125% Series A Cumulative Redeemable Preferred Stock at a public offering price of $25.3906 per share, for net proceeds of approximately $59.0 million, after deducting the underwriting discount but before expenses.  IRC used the net proceeds of the offering to acquire additional investment properties.

In November 2006, IRC issued $180.0 million aggregate principal amount of its 4.625% convertible senior notes due in 2026.  Through this private placement, IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions.  Through a tender/exchange offer that expired August 5, 2010, IRC purchased for cash $15.0 million of the $125.0 million aggregate principal amount of outstanding notes, and exchanged $29.2 million of the notes for a new series of 5.0% convertible senior notes due 2029.  During the year ended December 31, 2011, IRC repurchased the outstanding 2026 notes pursuant to their terms.  As of June 30, 2012, a total of $29.2 million in principal face amount of the 2029 notes remained outstanding.

Portfolio Update.  In the IRC 10-Q, IRC reported that during the recent economic downturn, its financial results were negatively impacted by increased vacancies, increased time to re-lease vacant spaces, reduced recovery income resulting from the decreased occupancy and lower rental rates on newly signed leases.  IRC reported that recovery income decreased during the three and six months ended June 30, 2012, as compared to the three and six months ended June 30, 2011 due to a decrease in the type of expenses that may be recovered from tenants, but that its total recovery rate has increased during recent periods.  IRC stated in its 10-Q that it has begun to experience an increase in market rental rates, but that re-leasing vacant space has costs, including leasing commissions and tenant improvement allowances, which have the effect of reducing cash flow at the beginning of a new lease.  IRC reported that, during the six months ended June 30, 2012, it recorded approximately $2.5 million of tenant concessions.

IRC also reported in the IRC 10-Q that during the six months ended June 30, 2012, IRC executed twenty-six new, seventy-nine renewal and twenty-six non-comparable leases (expansion square footage or spaces for which no former tenant was in place for one year or more), aggregating approximately 434,000 square feet of IRC’s consolidated portfolio.   The twenty-six new leases comprise approximately 101,000 square feet with an average rental rate of $14.83 per square foot, a 2.1% increase over the average expiring rate.  The seventy-nine renewal leases comprise approximately 216,000 square feet with an average rental rate of $17.08 per square foot, an 8.1% increase over the average expiring rate.  The twenty-six non-comparable leases comprise approximately 117,000 square feet with an average base rent of $10.70 per square foot.  IRC clarified that the calculations of former and new average base rents are adjusted for rent abatements.  IRC stated in the IRC 10-Q that, for leases signed during the prior twenty-four months, the average leasing commission was approximately $5.00 per square foot, the average cost for tenant improvements was approximately $20.00 per square foot and the average period given for rent concessions was three to five months.

According to the IRC 10-Q, during the remainder of 2012, seventy-nine leases, comprising approximately 198,000 square feet and accounting for approximately 2.7% of its annualized base rent, will be expiring in IRC’s consolidated portfolio.  IRC reported that none of the expiring leases is deemed to be material to IRC’s financial results.  The weighted average expiring rate on these leases is $15.96 per square foot.  IRC reported that it will continue to attempt to renew expiring leases and re-lease those spaces that are vacant, or may become vacant, at more favorable rental rates to increase revenue and cash flow.

IRC reported in the IRC 10-Q, that the scheduled maturities for IRC’s outstanding mortgage indebtedness had various maturity dates through July 2022.

IRC also reported that on July 1, 2010, it entered into a loan modification agreement with the special servicer of the loan on one phase of the Algonquin Commons investment property.  The original loan required monthly payments of principal and interest.  The modification changed the monthly payments to interest only, for a period of two years, which expired June 1, 2012.  IRC stated that the purpose of the modification was to reduce the cash required to service the debt and redeploy the capital to partially fund the costs of new leases entered into during the past two years.  However, due to ongoing vacancies and certain co-tenancy issues, which allowed certain tenants to reduce the monthly rents paid, the property is not generating sufficient cash flow to resume paying both principal and interest payments on the outstanding debt.  IRC reported that the total outstanding balance of the debt on both phases of the property is approximately $90.2 million, of which approximately $71.6 million is non-recourse and approximately $18.6 million has been guaranteed by IRC.

Impairments.  The impairments recorded by IRC for the six months ended June 30, 2012 and the year ended December 31, 2011, are explained in more detail below.

Investment Properties.  IRC recorded approximately $0.5 million and $2.8 million of impairment charges, each related to two consolidated investment properties, during the six months ended June 30, 2012 and the year ended December 31, 2011, respectively.

Marketable Securities.  At June 30, 2012 and December 31, 2011, investment in securities included approximately $12.5 million and $12.1 million, respectively, consisting of preferred and common stock investments.  During the six months ended June 30, 2012 and the year ended December 31, 2011, IRC had recorded an accumulated net unrealized gain of approximately $0.7 million and $1.0 million, respectively, and had realized gains on sales of securities of approximately $1.1 million and $1.3 million, respectively.  No impairment losses on IRC’s  portfolio of marketable securities were required or recorded for the six months ended June 30, 2012 or the year ended December 31, 2012.

Joint Ventures.  No impairment adjustments were required or recorded during the six months ended June 30, 2012.  The total impairment loss recorded during the year ended December 31, 2011 was approximately $17.4 million at the joint venture level, and IRC’s pro rata share of this loss was equal to approximately $7.8 million.

Sale of Assets.  During the six months ended June 30, 2012, IRC sold two properties, for total sales proceeds, net of closing costs, equal to approximately $5.1 million. For the six months ended June 30, 2012, IRC recorded a loss from discontinued operations of $32,000.  The properties sold during the six months ended June 30, 2012 were sold at prices below their current carrying value and as a result, a provision for asset impairment totaling approximately $0.5 million was recorded during the period.  No gains on sale were recorded during the six months ended June 30, 2012.    See also “Appendix A — Table V” for additional information regarding IRC’s sales.

Merger to Become Self-Administered.  On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of its property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction.

Current Litigation.  IRC reported that, as of June 30, 2012, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

Retail Properties of America, Inc. is a self-administered REIT initially formed in March 2003.  Prior to March 2012, the Company was named Inland Western Retail Real Estate Trust, Inc.  RPAI owns and operates shopping centers as well as office and industrial properties.  As of June, 2012, RPAI owned 259 consolidated retail operating properties with approximately 34.9 million square feet of gross leasable area.  RPAI stated in its 10-Q that its retail properties have a weighted average age, based on annualized base rent, of approximately 10.3 years since the initial construction or most recent major renovation. RPAI also reported that of June 30, 2012, its retail operating portfolio was 91.0% leased, including leases signed but not commenced. In addition to its retail operating portfolio, as of June 30, 2012, RPAI held interests in eleven office properties, three industrial properties, twenty-three retail operating properties held by three unconsolidated joint ventures and three retail properties under development.

Investor Update.  RPAI currently pays quarterly distributions.  RPAI reported that it had declared quarterly distributions totaling approximately $0.33 per share during the six months ended June 30, 2012.

RPAI reported that on March 20, 2012, it effectuated a ten-to-one reverse stock split of its existing common stock, and that immediately following the reverse stock split, it redesignated its existing common stock as Class A Common Stock.  On March 21, 2012, RPAI paid a stock dividend pursuant to which each then outstanding share of its Class A Common Stock received: one share of Class B-1 Common Stock; one share of Class B-2 Common Stock; and one share of Class B-3 Common Stock.  The terms of the Class B-1 Common Stock, Class B-2 Common Stock and Class B-3 Common Stock are identical in all respects to the Class A Common Stock, except that the Class B-1, Class B-2 and Class B-3 Common Stock will automatically convert into Class A Common Stock on the date that is six months, twelve months and eighteen months, respectively, after the initial listing of the Class A Common Stock.

RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012.  This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount.  Also on April 5, 2012, RPAI’s Class A Common Stock began trading on April 5, 2012 on the NYSE under the symbol “RPAI.”  On November 9, 2012, the closing price of the RPAI Class A Common Stock on the NYSE was $12.40 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $4.96 per share of its common stock).

Portfolio Update.   In the RPAI 10-Q, RPAI reported that, during the six months ended June 30, 2012, it signed 111 new leases for approximately 742,000 square feet and 175 renewal leases for approximately 682,000 square feet.  RPAI noted rental rates on renewal leases signed during the six months ended June 30, 2012 increased by 4.50% over previous rental rates.

According to the RPAI 10-Q, mortgages payable outstanding as of June 30, 2012 were approximately $2.6 billion, and had a weighted average interest rate of 6.04% per annum.  As of June 30, 2012, RPAI’s outstanding mortgage indebtedness had various scheduled maturity dates through December 2034. In the RPAI 10-Q, RPAI reported that, as of June 30, 2012, it had approximately $565.8 million of debt scheduled to mature through the end of 2013, substantially all of which it plans on satisfying by using a combination of proceeds from its unsecured credit facility and asset sales, and by obtaining secured loans collateralized by individual properties. RPAI also noted that, in limited circumstances, for non-recourse mortgage indebtedness, it may seek to negotiate a discounted payoff amount or satisfy our obligation by delivering the property to the lender.

RPAI stated that during the six months ended June 30, 2012, RPAI obtained mortgages payable proceeds of approximately $281.9 million, made mortgages payable repayments of approximately $443.0 million and received debt forgiveness of approximately $27.4 million. The mortgages payable originated during the six months ended June 30, 2012 have fixed annual interest rates ranging from 3.50% to 5.25%, a weighted average annual interest rate of 4.53% and a weighted average years to maturity of 9.4 years.

According to the RPAI 10-Q, on November 29, 2009, RPAI transferred a portfolio of fifty-five investment properties and the entities which owned them into IW JV, which at the time was a wholly-owned subsidiary. Subsequently, RPAI raised additional capital of $50 million from a related party, Inland Equity Investors, LLC (“Inland Equity”), in exchange for a 23% noncontrolling interest in IW JV.  On April 26, 2012, RPAI paid approximately $55.4 million, representing the agreed upon repurchase price and accrued but unpaid preferred return, to Inland Equity to repurchase Inland Equity’s interest 23% in IW JV, resulting in RPAI owning 100% of IW JV.  Inland Equity is owned by certain individuals, including Mr. Goodwin and Mr. Parks.

RPAI also reported that on February 24, 2012, RPAI amended and restated its existing credit agreement to provide for a senior unsecured credit facility in the aggregate amount of $650 million, consisting of a $350 million senior unsecured revolving line of credit and a $300 million unsecured term loan from a number of financial institutions. RPAI reported that, as of June 30, 2012, it had full availability under the senior unsecured revolving line of credit.

Impairments.  The impairments recorded by RPAI for the six months ended June 30, 2012 and the year ended December 31, 2011, are explained in more detail below.

Investment Properties.  RPAI recorded asset impairment charges in an aggregate amount equal to approximately $1.3 million and $40.0 million for the six months ended June 30, 2012 and the year ended December 31, 2011, respectively.

Marketable Securities.  As of June 30, 2012 and December 31, 2011, the carrying values of RPAI’s investments in marketable securities were equal to approximately $20.0 million and $30.4 million, respectively.  For the six months ended June 30, 2012 and the year ended December 31, 2011, RPAI had net unrealized losses on available-for-sale securities of approximately $3.6 million and $3.5 million, respectively, and recognized gains of approximately $7.3 million and $0.3 million, respectively.  RPAI did not record any other-than-temporary impairments on its marketable securities during the six months ended June 30, 2012 or the year ended December 31, 2011.

Sale of Assets.   According to the RPAI 10-Q, during the six months ended June 30, 2012, RPAI sold two operating properties, including one single-user office property which was transferred to the lender in a deed-in-lieu of foreclosure transaction, aggregating 514,800 square feet for approximately $5.8 million, resulting in net proceeds of approximately $5.7 million and debt extinguishment of approximately $23.6 million.  RPAI also received net proceeds of approximately $7.3 million and recorded gains of approximately $5.0 million from condemnation awards, earnouts and the sale of parcels at certain operating properties. The aggregate net proceeds from the property sales and additional transactions during the six months ended June 30, 2012 totaled approximately $13.0 million with aggregate gains of approximately $12.8 million.

Merger to Become Self-Administered.  On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15.0 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement.  In December 2010, 9.0 million shares of common stock were transferred back to RPAI from shares of common stock issued to the owners of certain of the entities that were acquired in the merger.

RPAI stated in the RPAI 10-Q that, during the second quarter of 2012, it terminated its investment advisor agreement with an affiliate of The Inland Group.  RPAI also reported that, effective as of the fourth quarter of 2012, it will be terminating the following agreements with The Inland Group and its affiliates: loan servicing; mortgage financing services; communications services; institutional investor relationships services; insurance and risk management services; property tax services; computer services; and personnel services. RPAI also announced that on August 2, 2012, it executed a lease for new office space and will relocate its corporate headquarters by year-end 2012.

Current Litigation.  In the RPAI 10-Q, RPAI announced that, on July 26, 2012, a purported stockholder of RPAI has filed a putative class action complaint against RPAI and certain of its officers and directors in the United States District Court for the Northern District of Illinois. The RPAI 10-Q states that the complaint alleges, among other things, that RPAI and the individual defendants breached their fiduciary duties when RPAI listed its stock on the NYSE and made a concurrent equity offering. The complaint seeks unspecified damages and other relief. RPAI stated in the press release that, based on its initial review of the complaint, RPAI believes the lawsuit to be without merit and intends to defend the action vigorously.

We are aware of three additional class action complaints filed against RPAI.  Each complaint was filed by a purported stockholder of RPAI against RPAI, certain former and current directors and certain officers in the United States District Court for the Northern District of Illinois.  One complaint, filed on August 14, 2012, alleges that RPAI and the individual defendants breached their fiduciary duties in connection with the sale of common stock under the RPAI distribution reinvestment plan.  A second complaint, filed on August 22, 2012, alleges, among other things, that RPAI and the individual defendants breached their fiduciary duties, including in connection with RPAI’s recapitalization. The third complaint, filed on October 10, 2012 alleges misrepresentation, breaches of fiduciary duty and unjust enrichment.

Inland American Real Estate Trust, Inc. is an externally managed REIT formed in October 2004.  Inland American is managed by an affiliate of our sponsor.  Inland American focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multi-family (including student housing), industrial, lodging and office properties, located in the United States.  The company also invests in joint ventures, development projects, real estate loans and real estate-related securities, and has selectively acquired REITs and other real estate operating companies. As stated in the American 10-Q, as of June 30, 2012, Inland American owned, directly or indirectly through joint ventures in which it has a controlling interest, 938 properties, representing approximately 48.1 million square feet of retail, industrial and office properties, 9,563 multi-family (including student housing) units and 17,899 lodging rooms.  As of June 30, 2012, Inland American had borrowed approximately $6.2 billion secured by its properties.

Capital Raise. Inland American completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009.  Inland American sold a total of approximately 790.2 million shares of its common stock through its “best efforts” offering.  In addition, through June 30, 2012, Inland American had issued approximately 127.1 million shares through its distribution reinvestment plan and had repurchased approximately 38.0 million shares through its share repurchase program. As a result, Inland American has realized total offering proceeds, before offering costs, of approximately $8.7 billion as of June 30, 2012.

Investor Update. Inland American currently pays monthly distributions in an amount equal to $0.50 per share on an annualized basis.  The distributions paid during the six months ended June 30, 2012 were funded from cash flow from operations.

On December 29, 2011, Inland American announced an estimated value per share of its common stock equal to $7.22.  Inland American noted that, under its amended and restated distribution reinvestment plan, after December 29, 2011, distributions are currently reinvested in shares of Inland American’s common stock at a price equal to $7.22 per share.

Inland American also reported that its board had adopted an amended and restated share repurchase program, effective as of February 1, 2012.  Under the amended program, Inland American repurchases shares, on a quarterly basis, from the beneficiary of a stockholder that has died or from stockholders that have a “qualifying disability” or are confined to a “long-term care facility.”  In 2012, Inland American will have $10 million available each calendar quarter to repurchase shares in connection with death, and $15 million available each calendar quarter to repurchase shares in connection with disability and long-term care.  Shares are currently repurchased under the amended and restated program at a price per share of $7.22.    According to the American 10-Q, for the three months ended March 31, 2012, Inland American received requests for the repurchase of 3.4 million shares of its common stock. Of these requests, it repurchased all of these shares in April 2012 for $24.2 million. There were no additional requests outstanding. For the three months ended June 30, 2012, Inland American received requests for the repurchase of 1.6 million shares of its common stock. Of these requests, Inland American repurchased all of these shares in July 2012 for $11.2 million. There were no additional requests outstanding. All repurchases were funded from proceeds from Inland American’s distribution reinvestment plan.

Portfolio Update.  In the American 10-Q, Inland American disclosed the occupancy rates of each of its property segments at June 30, 2012.  As of June 30, 2012, the economic occupancy of its retail segment was 93%, its office segment was 92%, its industrial segment was 91% and its multi-family segment was 92%.    With respect to Inland American’s lodging segment, for the six months ended June 30, 2012, the revenue per available room was $92.00, the average daily rate was $127.00 and the occupancy was 72%.

Inland American reported that it had completed approximately $211 million of real estate acquisitions in the six months ended June 30, 2012, funded with available cash, disposition proceeds, mortgage indebtedness, and the proceeds from its distribution reinvestment plan.

Inland American stated in the American 10-Q that as of June 30, 2012, Inland American had outstanding mortgage loans equal to $6.1 billion, with a weighted average interest rate of 5.2% per annum. Inland American also reported that, for the six months ended June 30, 2012, it borrowed $29.1 million secured by its portfolio of marketable securities. For the six months ended June 30, 2012, Inland American borrowed approximately $404.5 million secured by mortgages on its properties and assumed $180.0 million of debt in connection with property acquisitions completed in 2012.

According to the American 10-Q, as of June 30, 2012, Inland American had approximately $271.5 million and $1.0 billion in mortgage debt maturing in 2012 and 2013, respectively.  Inland American stated in the American 10-Q that it was currently negotiating refinancing the 2012 and 2013 debt with the existing lenders at terms that will most likely be at rates comparable to the rates on the expiring debt.  Inland American also stated that it anticipated that it will be able to repay or refinance all of its debt on a timely basis, and that it believes that it has adequate sources of funds to meet its short term cash needs.

Impairments.  The impairments recorded by Inland American for the six months ended June 30, 2012 and the year ended December 31, 2011, are explained in more detail below.

Assets.  For the six months ended June 30, 2012, Inland American recorded a provision for asset impairment of approximately $27.9 million, to reduce the carrying value of certain of its investment properties.  For the year ended December 31, 2011, Inland American recognized impairments of $105.8 million included in continuing operations and $57.8 million included in discontinued operations.

Marketable Securities.  The carrying value of Inland American’s investments in marketable securities was equal to approximately $323.5 million and $289.4 million as of June 30, 2012 and December 31, 2011, respectively.  For the six months ended June 30, 2012 and the year ended December 31, 2011, Inland American had net unrealized gains on available-for-sale securities of approximately $1.0 million and unrealized losses of $25.0 million, respectively, and realized losses of approximately $25.5 million and $16.2 million, respectively.  For the six months ended June 30, 2012 and the year ended December 31, 2011, Inland American recorded $1.9 million and $24.4 million, respectively, in other-than-temporary impairments.

 Joint Ventures.  Inland American had investments in unconsolidated entities equal to approximately $299.4 million and $316.7 million as of June 30, 2012 and December 31, 2011, respectively.  Inland American had impairments on its investments in unconsolidated joint ventures for the six months ended June 30, 2012 and year ended December 31, 2011 of $4.2 million and $113.6 million, respectively.

Sale of Assets.  Inland American sold thirty-three properties during the six months ended June 30, 2012, for a gross disposition price of approximately $108.5 million.  Inland American generated net proceeds of approximately $104.6 million and realized losses of approximately $2.2 million, as well as a loss on extinguishment of debt of approximately $1.4 million, in connection with these sales.

Legal Proceedings. In its quarterly report on Form 10-Q for the period ended March 31, 2012 (the “Q1 American 10-Q”) as updated by its subsequent quarterly reports of June 30, 2012 (the “Q2 American 10-Q”) and September 30, 2012 (the “Q3 American 10-Q”, collectively, the “American 10-Q Reports”), Inland American reported that it has learned that the SEC is conducting a non-public, formal, fact-finding investigation to determine whether there have been violations of certain provisions of the federal securities laws regarding the business manager fees, property management fees, transactions with the affiliates, timing and amount of distributions paid to the investors, determination of property impairments, and any decision regarding whether Inland American might become a self-administered REIT.  Inland American has not been accused of any wrongdoing by the SEC and it has been informed by the SEC that the existence of this investigation does not mean that the SEC has concluded that anyone has broken the law or that the SEC has a negative opinion of any person, entity, or security. Inland American also stated that it has been cooperating fully with the SEC.

According to the American 10-Q Reports, Inland American cannot reasonably estimate the timing of the investigation, nor can it predict whether or not the investigation might have a material adverse effect on the business.

Inland American also reported that Inland American Business Manager & Advisor, Inc. has offered to Inland American’s board of directors that, to the fullest extent permitted by law, it will reduce its business management fee in an aggregate amount necessary to reimburse Inland American for any costs, fees, fines or assessments, if any, which may result from the SEC investigation, other than legal fees incurred by Inland American, or fees and costs otherwise covered by insurance. On May 4, 2012, Inland American Business Manager & Advisor, Inc. forwarded a letter to Inland American that memorializes this arrangement.  A copy of Inland American Business Manager & Advisor, Inc.’s letter to Inland American regarding these items was filed as an exhibit to the Q1 American 10-Q.   Inland American reported that during the nine months ended September 30, 2012, the Company incurred approximately $18,000 of costs related to the investigation.

Additionally, in the Q3 American 10Q, Inland American reported that in a letter dated September 11, 2012, three purported shareholders of Inland American demanded that Inland American’s board of directors investigate whether certain claims should be brought against Inland American’s board of directors, Inland American Business Manager & Advisor, Inc. and certain entities and individuals affiliated with Inland American Business Manager & Advisor, Inc. (“Business Manager Affiliates”). The letter claims that Inland American’s board of directors, Inland American Business Manager & Advisor, Inc. and the Business Manager Affiliates breached their fiduciary duties to Inland American by (i) falsely reporting the value of Inland American’s common stock until September 2010; (ii) causing Inland American to purchase shares of its common stock from stockholders at prices in excess of their value; and (iii) disguising returns of capital paid to stockholders as REIT income and thus paying Inland American Business Manager & Advisor, Inc. fees to which it was not entitled.  The purported stockholders contend that legal proceedings should seek recovery of damages in an unspecified amount allegedly sustained by Inland American. There has been no lawsuit filed, however, with regard to these matters.

According to the Q3 American 10-Q, Inland American’s full board of directors has responded by authorizing the independent directors to investigate the claims contained in the demand letter, as well as any other matters the independent directors see fit to investigate.  Pursuant to this authority, the independent directors have formed a special litigation committee that is comprised solely of independent directors to review and evaluate the matters referred by the full board of directors to the independent directors, and to recommend to the full board of directors any further action as is appropriate.  The special litigation committee intends to investigate these claims with the assistance of independent legal counsel and will make a recommendation to the board of directors after the committee has completed its investigation.  According to the Q3 American 10-Q, although the claims are directed at the board of directors and various third parties (Inland American Business Manager & Advisor, Inc. and the Business Manager Affiliates) and not Inland American itself, there can be no assurance that the pursuit of any such claims would not have a material adverse effect on Inland American.

Tax Matters. According to the Q3 American 10-Q, Inland American has identified certain distribution and shareholder reimbursement practices that may have caused certain dividends to be treated as preferential dividends, which cannot be used to satisfy the requirement that it distribute at least 90% of its REIT taxable income (subject to certain adjustments) to its stockholders (the “90% Distribution Requirement”). Inland American has also identified the ownership of certain assets that may have violated a REIT qualification requirement that prohibits a REIT from owning “securities” of any one issuer in excess of

5% of the REIT’s total assets at the end of any calendar quarter (the “5% Securities Test”). In order to provide greater certainty with respect to Inland American’s qualification as a REIT for federal income tax purposes, management concluded that it was in the best interest of Inland American and its stockholders to request closing agreements from the Internal Revenue Service (“IRS”) for both Inland American and MB REIT (Florida), Inc. (“MB REIT”), of which Inland American owns all of the outstanding capital stock and which Inland American consolidates for financial purposes, with respect to such matters.  Accordingly, on October 31, 2012, MB REIT filed a request for a closing agreement with the IRS. Additionally, Inland American intends to file a separate request for a closing agreement on its own behalf in the near future.

Inland American stated that it identified certain aspects of the calculation of certain dividends on MB REIT’s preferred stock and also aspects of the operation of certain “set aside” provisions with respect to accrued but unpaid dividends on certain classes of MB REIT’s preferred stock that may have caused certain dividends to be treated as preferential dividends. In the case of Inland American, management identified certain aspects of the operation of Inland American’s dividend reinvestment plan and distribution procedures and also certain reimbursements of shareholder expenses that may have caused certain dividends to be treated as preferential dividends. If these practices resulted in preferential dividends, Inland American and MB REIT would not have satisfied the 90% Distribution Requirement and thus may not have qualified as REITs, which would result in substantial corporate tax liability for the years in which Inland American or MB REIT failed to qualify as a REIT.

In addition, Inland American reported that Inland American and MB REIT made certain overnight investments in bank commercial paper. While the Code does not provide a specific definition of “cash item”, Inland American believes that overnight commercial paper should be treated as a “cash item”, which is not treated as a “security” for purposes of the 5% Securities Test. If treated as a “security”, the bank commercial paper would appear to have represented more than 5% of Inland American’s and MB REIT’s total assets at the end of certain calendar quarters. In the event this commercial paper is treated as a “security”, Inland American anticipates that it would be required to pay corporate income tax on the income earned with respect to the portion of the commercial paper that violated the 5% Securities Test.

According to the Q3 American 10-Q, Inland American can provide no assurance that the IRS will accept the Inland American’s or MB REIT’s closing agreement requests. Even if the IRS accepts those requests, Inland American and MB REIT may be required to pay a penalty. Inland American cannot predict whether such a penalty would be imposed or, if so, the amount of the penalty. Inland American has stated that it believes that (1) the IRS will enter into closing agreements with Inland American and MB REIT and (2) the Inland American Business Manager & Advisor, Inc. may be liable, in whole or in part, for any penalty imposed in connection with those closing agreements. As noted above, according to the Q3 American 10-Q, Inland American can provide no assurance that the IRS will enter into closing agreements with Inland American and MB REIT or that Inland American and MB REIT will not be liable for any penalty imposed in connection with those closing agreements. Inland American has reported that its management believes based on the currently available information, that such penalty, if any, will not have a material adverse effect on the financial statements of Inland American.

Inland Diversified Real Estate Trust, Inc. is an externally managed REIT formed in June 2008.  Inland Diversified is managed by an affiliate of our sponsor.  Inland Diversified focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multi-family, industrial, lodging and office properties, located in the United States and Canada.  The company also invests in joint ventures, development projects, real estate loans and real estate-related securities. As stated in the Diversified 10-Q, as of June 30, 2012, Inland Diversified owned, directly or indirectly through joint ventures in which it has a controlling interest, eighty-four properties, representing approximately 7.2 million square feet of retail and office properties and 420 multi-family units.  As of June 30, 2012, Inland Diversified had mortgages outstanding of approximately $632.1 million secured by its properties.

Capital Raise. Inland Diversified commenced its initial, on-going public offering on August 24, 2009.  Through June 30, 2012, Inland Diversified had sold a total of approximately 87.5 million shares of its common stock through its “best efforts” offering.  In addition, through June 30, 2012, Inland Diversified had issued approximately 3.3 million shares through its distribution reinvestment plan and had repurchased approximately 0.7 million shares through its share repurchase program. As a result, Inland Diversified has realized total net offering proceeds, before offering costs, of approximately $800.3 million as of June 30, 2012.

Inland Diversified completed its initial public offering on August 23, 2012.  Inland Diversified reported that it had sold a total of approximately 110.5 million shares in its “best efforts” offering, and had sold approximately 3.9 million shares pursuant to its distribution reinvestment plan.  Beginning August 24, 2012, Inland Diversified continued issuing shares to existing stockholders pursuant to its distribution reinvestment plan pursuant to a registration statement on Form S-3.

Investor Update. Inland Diversified currently pays monthly distributions in an amount equal to $0.60 per share on an annualized basis, which equates to a 6% annualized yield on a purchase price of $10.00 per share.  The distributions paid during the six months ended June 30, 2012 and the year ended December 31, 2011 were fully funded from cash flow from operations.

Portfolio Update.  As of June 30, 2012, the weighted average economic occupancy of Inland Diversified’s properties was 97.5%.  As of June 30, 2012, Inland Diversified’s retail portfolio had not experienced bankruptcies or receivable write-offs that would have a material adverse effect on its results of operations, financial condition and ability to pay distributions.

As of June 30, 2012, Inland Diversified had approximately $17.2 million and $50.7 in mortgage debt, credit facility and securities margin payable maturing during the remainder of 2012 and in 2013, respectively.

The carrying value of Inland Diversified’s investments in marketable securities was equal to approximately $36.0 million as of June 30, 2012.  For the six months ended June 30, 2012, Inland Diversified had net unrealized gains on available-for-sale securities of approximately $1.8 million and realized gains of approximately $2,000.  Inland Diversified had investments in unconsolidated entities equal to approximately $0.5 million as of June 30, 2012.

Impairments.  Inland Diversified recognized no impairments for the six months ended June 30, 2012 or the year ended December 31, 2011.

Sale of Assets.  Inland Diversified did not sell any investment properties during the six months ended June 30, 2012.

Current Litigation.  Inland Diversified reported that, as of June 30, 2012, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

Inland Retail Real Estate Trust, Inc. was a self-administered REIT formed in September 1998.  IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. IRRETI sought to provide investors with regular cash distributions and a hedge against inflation through capital appreciation. As of September 30, 2006, the properties owned by IRRETI were generating sufficient cash flow to pay operating expenses and an annual cash distribution of $0.83 per share, a portion of which was paid monthly.

As of September 30, 2006, IRRETI owned 287 properties. These properties were purchased with the net proceeds received from the offering of shares of its common stock, financings, sale of properties and the line of credit. As of September 30, 2006, IRRETI had approximately $2.3 billion of indebtedness secured by its properties.

Capital Raise.  Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. In addition, through September 30, 2006, IRRETI had issued approximately 41.1 million shares through its distribution reinvestment program, and repurchased a total of approximately 11.4 million shares through the share reinvestment program. As a result, IRRETI had realized total net offering proceeds of approximately $2.4 billion as of September 30, 2006.

Merger to Become Self-Administered. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock.

Sale.  As noted above, on February 27, 2007, IRRETI and DDR completed a merger.

Distributions by Publicly Registered REITs

The following tables summarize distributions paid by IRC, RPAI, Inland American and Inland Diversified during the ten years (or any lesser period, as the case may be) ended June 30, 2012, and by IRRETI through September 30, 2006. The rate at which each company raises capital, acquires properties and generates cash from all sources determines the amount of cash available for distribution. As described in more detail below, IREIC or its affiliates agreed, from time to time, to either forgo or defer all or a portion of the business management and advisory fees due them to increase the amount of cash available to pay distributions while each REIT raised capital and acquired properties.  In each case, if IREIC or its affiliates had not agreed to forgo or defer all or a portion of the advisor fee, or, in the case of RPAI and Inland Diversified, advance or contribute monies to pay distributions, the aggregate amount of distributions made by each REIT may have been reduced or the REIT would have likely had to decrease the number of properties acquired or the pace at which it acquired properties.  See “Risk Factors — Risks Related to Our Business” for a discussion of risks associated with the availability and timing of our cash distributions.

Inland Real Estate Corporation — Last Offering By Inland Securities Completed In 1998

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
2002	60,090,685	41,579,944	18,315,640	195,101.94
2003	61,165,608	47,254,096	13,577,679	333,833.94
2004	62,586,577	53,458,760	7,883,026	1,244,791.94
2005(5)	58,867,790	57,502,980	—	1,364,810.87

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
2006(6)	64,689,179	55,737,360	8,520,125	431,694.96
2007(6)	63,659,150	59,860,450	516,781	3,281,919.98
2008(6)	64,714,708	56,250,016	7,521,418	943,274.98
2009	55,286,650	52,654,344	2,632,306	—	.69
2010	48,884,656	33,560,208	15,324,448	—	.57
2011	50,501,318	29,372,712	21,128,606	—	.57
2012	28,627,000	(7)	(7)	(7)	.29
	619,073,321	487,230,870	95,420,029	7,795,422

(1)      The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)      Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)      Represents a capital gain distribution for federal income tax purposes.

(4)      This assumes that the share was held as of January 1 of the applicable year.

(5)      For the year ended December 31, 2005, IRC declared distributions of $0.95 per diluted weighted average number of shares outstanding and distributed $0.87 per share for the eleven-month period February 17, 2005 through December 19, 2005.  The distribution declared on December 20, 2005 with a record date of January 3, 2006 and payment date of January 17, 2006 is reportable for tax purposes in 2006 and is not reflected in the 2005 calculation.

(6)      The December distribution declared in December in each year and with a payment date in January of the following year, is reportable for tax purposes in the year in which the payment was made.

(7)      These amounts had not been determined as of June 30, 2012.

Retail Properties of America, Inc. — Last Offering By Inland Securities Completed In 2005

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4) (5)
	$	$	$	$	$
2003	358,000	—	358,000	—	.17	(6)
2004	54,542,000	29,998,000	24,544,000	—	1.68
2005	211,327,000	114,117,000	97,210,000	—	1.59
2006	283,769,000	128,962,000	154,807,000	—	1.61
2007	290,550,000	141,560,000	148,990,000	—	1.61
2008	309,192,000	114,625,000	194,567,000	—	1.61
2009	84,953,000	45,660,000	39,293,000	—	.44
2010	83,385,000	—	83,385,000	—	.43
2011	116,050,000	23,268,000	92,782,000	—	.60
2012	51,991,000	(7)	(7)	(7)	.33
	1,486,117,000	598,190,000	835,936,000	—

(1)      The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)      Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)      Represents a capital gain distribution for federal income tax purposes.

(4)      In December 2008, the board of directors of RPAI amended the stockholder distribution policy so that beginning in 2009, distributions are paid quarterly as opposed to monthly.

(5)      This assumes that the share was held as of January 1 of the applicable year.  Also, per share information has been retroactively restated due to the recapitalization.

(6)      RPAI began paying monthly distributions in November 2003.  This amount represents total distributions per share paid during the period from November 2003 through December 2003.

(7)      These amounts had not been determined as of June 30, 2012.

Inland American Real Estate Trust, Inc. — Last Offering By Inland Securities Completed In 2009

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
2005	123,000	—	123,000	—	.11	(5)
2006	33,393,000	16,696,000	16,697,000	—	.60
2007	222,697,000	140,996,000	81,701,000	—	.61
2008	405,925,000	211,686,000	194,239,000	—	.62
2009	411,797,000	115,306,000	296,491,000	—	.51
2010	416,935,000	141,132,000	275,803,000	—	.50
2011	428,650,000	162,145,000	266,505,000	—	.50
2012	218,858,000	(6)	(6)	(6)	.25
	2,138,378,000	787,961,000	1,131,559,000	—

(1)      The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)      Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)      Represents a capital gain distribution for federal income tax purposes.

(4)      This assumes that the share was held as of January 1 of the applicable year.

(5)      Inland American began paying monthly distributions in November 2005.  This amount represents total distributions per share paid during the period from November 2005 through December 2005.

(6)      These amounts had not been determined as of June 30, 2012.

Inland Diversified Real Estate Trust, Inc. — Last Offering By Inland Securities Completed In 2012

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
2009	96,035	—	96,035	—	.60
2010	7,031,118	5,690,284	1,340,834	—	.60
2011	23,641,000	10,300,400	13,340,600	—	.60
2012	20,287,000	(5)	(5)	(5)	.30
	51,055,153	15,990,684	14,777,469	—

(1)      The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.

(2)      Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)      Represents a capital gain distribution for federal income tax purposes.

(4)      This assumes that the share was held as of January 1 of the applicable year.

(5)      These amounts had not been determined as of June 30, 2012.

Inland Retail Real Estate Trust, Inc. — Last Offering By Inland Securities Completed In 2003

	Total Distribution		Ordinary Income(1)		Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4)
	$		$		$		$		$
1999	1,396,861		318,484		1,078,377		—		.49	(5)
2000	6,615,454		3,612,577		3,002,877		—		.77
2001	17,491,342		10,538,534		6,952,808		—		.80
2002	58,061,491		36,387,136		21,674,355		—		.82
2003	160,350,811		97,571,099		62,779,712		—		.83
2004	190,630,575		110,922,403		79,708,172		—		.83
2005	193,733,000		146,820,000		45,713,000		1,200,000.76			(6)
2006	162,705,000	(1)	162,705,000	(1)	—	(1)	—	(1)
	790,984,534		568,875,233		220,909,301		1,200,000

(1)      The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.  Because of the acquisition by DDR, this information reflects distributions as of September 30, 2006.

(2)      Represents a reduction in basis for federal income tax purposes resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)      Represents a capital gain distribution for federal income tax purposes.

(4)      This assumes that the share was held as of January 1 of the applicable year.

(5)      IRRETI began paying monthly distributions in May 1999.  This amount represents total distributions per share made during the period from May 1999 through December 1999.

(6)      For the year ended December 31, 2005, IRRETI declared distributions of $0.83 per diluted weighted average number of shares outstanding and distributed $0.76 per share for the eleven-month period February 7, 2005 through December 7, 2005.

IREIC-Sponsored Private Placement Limited Partnerships and LLCs

As of June 30, 2012, affiliates of IREIC had sponsored 514 limited partnerships which had raised more than $524.2 million from approximately 17,000 investors in private placements of their securities, and invested in properties for an aggregate price of more than $1.0 billion in cash and notes. Of the 522 properties purchased, 93% were located in Illinois. Approximately 90% of the funds were invested in apartment buildings, 6% in shopping centers, 2% in office buildings and 2% in other properties. Officers and employees of IREIC and its affiliates invested more than $17 million in these limited partnerships.

In addition, during the ten years ended June 30, 2012, IREIC and its affiliates had sponsored one LLC, which had raised approximately $30.9 million from approximately 447 accredited investors in a private placement of its securities.  As of June 30, 2012, the LLC had invested in one retail center, one industrial facility, ten single tenant retail centers, three loans and one loan participation, a portfolio of tax-exempt bonds, twelve improved lots held for sale (of which five have been sold) and a townhome and condominium development.

During the ten years ended June 30, 2012, investors in the private limited partnerships had received total distributions in excess of $498 million consisting of cash flow from partnership operations, interest earnings, sales and refinancing proceeds and cash received from the course of property exchanges.  Investors in the LLC had received total distributions equal to approximately $4.0 million generated from sales and cash flows from operations since the inception of the program.

IPCC-Sponsored 1031 Exchange Private Placement Offering Programs and LLCs

In March 2001, IREIC formed IPCC to, among other things, provide replacement properties for people wishing to complete an IRS Section 1031 real estate exchange as well as investors seeking to invest in real estate. During the ten years ended June 30, 2012, IPCC had offered the sale of 110 real estate exchange private placements containing 199 properties.

In January 2011, IPCC also began offering an LLC, which as of June 30, 2012 had raised approximately $7.6 million from accredited investors in a private placement.  The offering was completed on April 12, 2012.  As of June 30, 2012, this LLC had purchased a portfolio of tax-exempt bonds, a ground lease interest in a shopping center and an independent senior-living facility.

The following table summarizes certain aspects of the offering and distributions for each of the 1031 exchange private placement offerings during the ten years ended June 30, 2012:

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2012 Annualized Distribution	2011 Annualized Distribution	2010 Annualized Distribution
		($)		($)	(%)	(%)	(%)
1031 Chattanooga DBT	9	1,900,000	05/2002	2,200,076	11.20	11.20	11.20
Lansing Shopping Center	5	5,000,000	09/2001	5,495,611	11.83	11.39	11.59
Inland 220 Celebration Place DBT	35	15,800,000	09/2003	14,101,208	9.53	9.53	10.19
Taunton Circuit DBT (A)	1	3,750,000	09/2002	6,210,312	N/A	N/A	N/A
Broadway Commons DBT	32	8,400,000	12/2003	8,885,272	8.22	10.91	11.54
Bell Plaza 1031, LLC (A)	1	890,000	11/2003	1,690,298	N/A	N/A	N/A
Inland 210 Celebration Place DBT	1	6,300,000	01/2003	5,077,903	7.71	11.94	11.94
CompUSA / Robertson’s Creek (B)	11	3,950,000	02/2004	1,548,910	1.15	1.32	0.70
Janesville Deere Distribution Facility 1031, LLC	35	10,050,000	01/2004	6,822,517	8.13	7.77	7.53
Fleet Office Building 1031, LLC (A)	30	10,000,000	01/2004	22,080,639	N/A	N/A	N/A
Davenport Deere Distribution Facility 1031, LLC (A)(C)	35	15,700,000	04/2004	23,574,811	0.00	0.00	8.50
Grand Chute DST (D)	29	6,370,000	03/2004	4,933,595	8.93	8.93	8.89
Macon Office DST	29	6,600,000	03/2004	4,912,827	9.35	9.15	8.94
White Settlement Road Investment, LLC	1	1,420,000	12/2003	1,076,992	9.60	9.60	9.60
Plainfield Marketplace 1031, LLC (E)	31	12,475,000	06/2004	6,664,689	2.46	2.91	6.50
Pier 1 Retail Center 1031, LLC (F)	22	4,300,000	06/2004	1,222,235	0.00	0.00	0.00
Long Run 1031, LLC (F)	1	4,935,000	05/2004	2,119,113	N/A	N/A	N/A
Forestville 1031, LLC	1	3,900,000	05/2004	2,227,464	7.11	7.11	7.11
Bed, Bath & Beyond 1031, LLC (G)	20	6,633,000	08/2004	3,385,809	0.00	2.51	7.29
Cross Creek Commons 1031, LLC (H)	26	6,930,000	08/2004	4,115,837	3.59	4.85	6.50
BJ’s Shopping Center 1031, LLC (I)	22	8,450,000	01/2005	4,278,557	5.19	5.26	4.80
Barnes & Noble Retail Center 1031, LLC (G)	12	3,930,000	02/2005	1,769,978	0.00	2.23	6.69
Port Richey 1031, LLC (G) , (H)	1	3,075,000	07/2004	1,693,094	0.00	0.87	5.72
Walgreen Store Hobart 1031, LLC (K)	24	6,534,000	02/2005	5,074,065	2.17	1.81	6.91

Name of Entity	Number of Investors	Offering Equity	Offering Completed	Distributions To Date	2012 Annualized Distribution	2011 Annualized Distribution	2010 Annualized Distribution
		($)		($)	(%)	(%)	(%)
Kraft Cold Storage Facility 1031, LLC (G)	19	5,667,000	12/2004	1,976,508	0.00	0.00	0.00
Huntington Square Plaza 1031, LLC (A)	39	20,050,000	06/2005	29,275,162	N/A	6.56	6.98
Best Buy Store Reynoldsburg 1031, LLC (G)	19	5,395,000	02/2005	1,725,071	0.00	0.00	0.00
Jefferson City 1031, LLC (L)	28	10,973,000	04/2005	5,315,951	0.00	1.99	7.96
Stoughton 1031, LLC (M)	27	10,187,000	05/2005	4,874,868	5.72	4.44	6.66
Indianapolis Entertainment 1031, LLC (N)	1	1,121,000	11/2004	552,599	6.89	2.97	3.57
Mobile Entertainment 1031, LLC (A)	1	808,000	11/2004	842,446	N/A	3.28	3.44
Chenal Commons 1031, LLC (O)	19	7,550,000	06/2005	3,578,865	2.71	3.67	5.05
Oak Brook Kensington 1031, LLC (P)	60	23,500,000	12/2006	12,083,053	1.67	8.16	7.82
Columbus 1031, LLC	38	23,230,000	12/2006	13,683,379	7.67	9.20	8.30
Edmond 1031, LLC	1	1,920,000	05/2005	1,083,424	7.96	7.96	7.96
Taunton Broadway 1031, LLC (Q)	1	1,948,000	08/2005	239,051	(M)	(M)	(M)
Wilmington 1031, LLC	1	2,495,000	09/2005	1,193,871	7.09	7.09	7.09
Wood Dale 1031, LLC (A)	16	3,787,500	03/2006	4,998,660	N/A	N/A	N/A
Cincinnati Eastgate 1031, LLC	13	3,210,000	06/2006	1,443,293	7.00	7.00	7.00
Norcross 1031, LLC (R)	1	3,000,000	11/2005	840,099	0.00	0.00	0.00
Martinsville 1031, LLC	1	2,360,000	12/2005	861,055	4.94	5.01	2.51
Indiana Office 1031, LLC	34	18,200,000	03/2006	9,517,704	7.35	8.23	8.84
Yorkville 1031, LLC	21	8,910,000	03/2006	3,640,993	6.91	6.91	6.47
Louisville 1031, LLC	39	18,830,000	06/2006	8,264,415	7.01	7.01	7.00
Madison 1031, LLC	1	1,387,500	03/2006	582,438	6.54	6.54	7.00
Murfreesboro 1031, LLC (S)	20	7,185,000	06/2006	2,318,073	2.92	3.13	5.25
Aurora 1031, LLC	1	1,740,000	06/2006	673,805	6.33	6.67	6.50
Craig Crossing 1031, LLC (T)	29	14,030,000	08/2006	4,381,662	3.61	3.19	5.00
Charlotte 1031, LLC	52	24,105,000	03/2007	9,084,954	6.91	6.47	6.05
Olivet Church 1031, LLC (U)	33	10,760,000	03/2007	3,045,035	5.56	3.28	3.28
Glenview 1031, LLC	38	23,350,000	05/2007	8,895,701	7.31	7.31	6.81
Yuma Palms 1031, LLC (V)	32	42,555,000	06/2007	12,300,014	4.26	4.25	4.25
Honey Creek, LLC (W)	40	13,270,000	06/2007	3,236,699	3.28	3.00	4.10
Dublin 1031, LLC	19	10,550,000	05/2007	3,976,857	7.88	7.23	7.23
Inland Riverwoods, LLC	40	15,712,805	06/2007	6,116,389	8.49	8.06	7.65
Inland Sioux Falls, LLC	40	18,110,000	07/2007	6,751,507	7.45	7.35	7.30
Burbank 1031 Venture, LLC	1	5,285,000	09/2007	1,580,407	6.78	6.20	6.20
Houston 1031 Limited Partnership	35	32,900,000	09/2007	10,511,108	6.97	6.70	6.44
Inland Chicago Grace Office L.L.C.	30	7,097,195	08/2007	2,408,277	7.86	7.45	7.06
Plano 1031 Limited Partnership	28	16,050,000	11/2007	6,233,995	8.53	8.37	8.09
Eden Prairie 1031, DST	23	9,573,827	11/2007	3,737,750	8.30	8.05	8.06
Carmel 1031 L.L.C. (X)	1	3,655,000	11/2007	741,440	0.00	0.53	6.40
West St. Paul 1031 Venture L.L.C.	28	4,315,000	03/2008	1,290,799	6.30	6.30	6.30
Schaumburg 1031 Venture L.L.C.	16	9,950,000	01/2008	2,901,921	6.26	6.26	6.26

Name of Entity	Number of Investors	Offering Equity	Offering Completed		Distributions To Date	2012 Annualized Distribution		2011 Annualized Distribution		2010 Annualized Distribution
		($)			($)	(%)		(%)		(%)
Waukesha 1031 DST	28	11,490,000	01/2008		3,992,044	7.52		7.43		7.43
Tampa-Coconut Palms Office Bldg 1031, LLC	23	13,866,000	03/2008		3,813,159	6.54		6.33		6.04
Delavan Crossing 1031 Venture, LLC	1	5,250,000	03/2008		1,352,338	6.37		6.11		5.81
Geneva 1031, LLC	38	15,030,000	05/2008		4,689,512	7.58		7.34		7.10
Memorial Square Retail Center (Y)	35	19,840,000	08/2008		2,833,949	0.74		3.14		3.14
Greenfield Commons Retail Building	1	3,556,000	07/2008		878,984	6.44		6.23		6.23
Telecommunications 1031 Venture, DST	60	23,265,000	06/2008		6,842,409	7.27		7.04		6.82
GE Inspections Technologies Buildings	24	6,915,000	08/2008		1,857,278	6.60		6.48		6.26
Flowserve Industrial Building	21	5,515,000	08/2008		1,487,297	7.14		6.72		6.52
Pueblo 1031, DST	29	10,070,000	09/2008		2,896,789	7.66		7.28		6.93
Countrywood Crossing Shopping Center	39	28,990,000	03/2009		7,240,974	5.37		5.66		6.65
Fox Run Square Shopping Center	34	13,435,000	01/2009		3,635,349	6.99		6.73		6.76
Midwest ISO Office Building	40	15,420,000	08/2009		4,163,244	7.43		7.22		7.02
LV-M Venture Holdings DST	156	37,789,715	12/2010		9,943,041	7.01		7.01		7.01
University of Phoenix Building	14	3,470,000	07/2009		809,556	7.25		7.00		6.75
RR-HV Venture Holdings DST	158	47,140,485	10/2010		12,133,527	7.00		7.00		7.00
Charlotte Office 1031, DST	32	11,317,600	03/2009		2,680,094	6.86		6.55		6.40
Bristol 1031, DST	51	8,302,000	11/2009		2,158,889	8.41		8.04		7.67
Austell 1031, DST (Z)	54	8,100,800	10/2009		1,905,551	7.07		7.07		7.04
Hillsboro 1031, DST	100	12,837,500	10/2010		2,712,150	8.25		8.25		8.75
Pharmacy Portfolio DST	66	12,715,000	09/2010		2,078,064	7.01		7.01		7.00
Lubbock Private Placement DST	66	9,078,556	02/2011		1,594,677	8.13		8.08		8.13
Omaha Headquarters Venture, DST	63	12,390,000	12/2010		1,750,759	7.33		7.33		7.54
Miami Office DST	37	8,221,228	02/2011		925,554	6.53		6.40		6.37
University Venture DST	42	10,697,831	05/2011		1,203,687	7.22		7.06		7.01
Scarborough Medical, DST	23	7,334,245	08/2011		708,785	6.08		6.11		6.13
National Retail Portfolio, DST	60	20,960,000	08/2011		2,003,668	6.36		6.38		N/A
Inland Opportunity Fund II, L.L.C	31	35,000,000	04/2012		322,581	4.00		10.10		N/A
National Net Lease Portfolio, DST	75	29,002,065	11/2011		1,873,643	6.42		6.50		N/A
Discount Retail Portfolio	110	10,500,000	09/2011		992,411	7.05		7.11		N/A
Chicagoland Venture, DST	26	11,990,000	07/2011		1,034,892	7.40		7.40		N/A
New York Power Venture, DST	7	11,850,000	11/2011		905,147	7.11		7.00		N/A
Pharmacy Portfolio III, DST (X)	72	5,005,502	05/2012		—	(AA	)	(AA	)	N/A
Grocery & Pharmacy Portfolio, DST	117	23,425,285	01/2012		1,548,287	7.21		7.21		N/A
Pharmacy Portfolio II, DST	102	14,636,594	02/2012		809,904	6.65		6.63		N/A
Discount Retail Portfolio II, DST	50	6,514,493	03/2012		348,047	8.01		8.02		N/A
Pharmacy Portfolio IV, DST	54	5,220,068		*	—	(AA	)	(AA	)	N/A

Name of Entity	Number of Investors	Offering Equity	Offering Completed		Distributions To Date	2012 Annualized Distribution	2011 Annualized Distribution	2010 Annualized Distribution
		($)			($)	(%)	(%)	(%)
Discount Retail Portfolio III, DST	32	6,181,096	05/2012		204,131	6.60	6.60	N/A
Winston-Salem Office, DST	53	24,494,554		*	612,364	5.00	6.00	N/A
Chicagoland Street Retail, DST	16	3,426,177		*	79,900	4.66	7.00	N/A
College Station Retail, DST	63	11,605,425		*	226,172	7.80	7.80	N/A
CW Pharmacy I, DST	26	17,977,380		*	179,642	6.00	6.00	N/A
PNS Grocery, DST	10	7,452,225		*	86,993	7.00	7.00	N/A
National Net Lease Portfolio II, LLC	2	30,351,220		*	162,015	6.41	6.41	N/A
Chicagoland Multifamily, DST	0	7,782,547		*	—	N/A	N/A	N/A
CW Pharmacy II, DST	0	9,965,666		*	—	N/A	N/A	N/A
		$1,257,400,084			435,598,567

*                   Offering was not complete as of June 30, 2012.

(A)           These properties were sold.

(B)            CompUSA vacated its space in October 2006 and ceased paying rent in September 2007.  CompUSA never filed bankruptcy but instead settled out of court with creditors and vendors.  The settlement provided $530,436 to the co-owners.  In November 2007, it was the unanimous decision of the co-owners to cease quarterly distributions until the facility was re-tenanted.  By July 2009, it was clear that a new tenant would not be possible and the loan servicer for the property initiated foreclosure proceedings.  Lombard Exchange, L.L.C., the asset manager, negotiated with the loan servicer, who agreed to approve a transfer allowing the co-owners to continue their 1031 exchange program with IPCC through a transfer into a portion of a multi-tenanted retail property located in Flowermound, Texas known as Robertson’s Creek in consideration for the co-owners participation in a consent foreclosure.

(C)            The maturity date of the loan encumbering the property was May 1, 2010. A replacement loan could not be obtained. The loan was extended through February 1, 2012. Davenport Exchange, L.L.C. the asset manager, is currently working on a potential sale. Since the sale or refinance was not finalized as of February 1, 2012, the loan servicer is charging additional default interest of 5.0%.

(D)           Old Navy, which occupies 20,269 square feet of the total 78,977 square feet, has been granted a rental rate reduction to from $15.78 to $14.75 per square foot for the five-year renewal period commencing in June 2009 and expiring in May 2014.

(E)            The maturity date of the loan encumbering the property was January 1, 2011.  The loan was refinanced on December 30, 2010 at an interest rate of 6.246% per annum with twenty-five-year amortization.  In addition, IPCC advanced approximately $450,000 at an interest rate of 7.00% per annum with five-year amortization to the investors to cover the closing costs associated with the refinance.

(F)             During the second quarter of 2007, the sole owner of the property decided to manage the property himself.  Therefore, IPCC no longer has access to any information related to the operations or performance of this property.

(G)           The anticipated repayment date of the loan encumbering the property has passed.  A replacement loan could not be obtained.  However, the loan includes a “hyper-amortization” provision which allows the loan to continue.  The “hyper-amortization” provision requires an increase in the interest rate by 2.0% per annum and for all remaining cash flow to be used to pay down the principal balance of the existing loan.

(H)           The loan was refinanced on May 12, 2011 at an interest rate of 5.41% per annum with twenty-five-year amortization.

(I)               The loan was refinanced on February 5, 2010 at an interest rate of 6.75% per annum with twenty-five-year amortization.

(J)              The anticipated repayment date of the loan encumbering the property was March 1, 2011. A replacement loan could not be obtained. However, the loan includes a “hyper-amortization” provision which allows the loan to continue through March 1, 2029 or until repayment occurs. The “hyper-amortization” provision does require an increase in the interest rate from 5.185% to 7.185% and all remaining cash flow to be used to pay down the principal balance of the existing loan.

(K)           This property was refinanced on February 23, 2011.  The new mortgage in the amount of $6.6 million bears interest at the rate of 6.125% with a twenty year amortization period.

(L)            Deere & Company, the tenant, vacated the property in November 2009. However, the lease with Deere & Company is a long-term, “corporate” lease which obligates the tenant to pay rent through the early termination date of December 31, 2012. At that time, Deere & Company must also pay a termination fee of $4.2 million. The tenant has secured a subtenant to occupy the entire building through September 2014. In conjunction with the sublease, the termination date has been extended to September 30, 2014 and at that time the tenant must now pay a termination fee of $3 million. The anticipated repayment date of the loan encumbering the property was December 1, 2011. The loan includes a “hyper-amortization” provision which allows the loan to continue through December 1, 2034 or until repayment occurs. The “hyper-amortization” provision does require an increase in the interest rate from 4.992% to 6.992% and all remaining cash flow to be used to pay down the principal balance of the existing loan.

(M)          The loan was refinanced on December 23, 2011 at an interest rate of 4.50% per annum with thirty-year amortization.

(N)           This loan was paid off on November 14, 2011.

(O)           In September 2009, the co-owners approved Old Navy’s lease renewal proposal, which  included a downsize from 25,000 square feet to 15,378 square feet and a rent reduction from $14 per square foot to $13 per square foot for a five-year renewal period.  The lease amendment with Old Navy was executed on February 18, 2010.  Additionally, in September 2010, the co-owners accepted Kirkland’s as a replacement tenant for the 9,604 square feet of former Old Navy space.  Kirkland’s completed its build out and opened for business in November 2010.  Since the cost to bring in Kirkland’s exceeded the balance of the reserve account, IPCC advanced approximately $300,000 at an interest rate of 7.00% per annum with a twelve-month amortization schedule to the co-owners, which has been repaid by the investors.

(P)             The lease with Ace Hardware was modified extending the term by ten years until November 30, 2024.  The loan was refinanced on March 30, 2012 at an interest rate of 5.588% per annum with thirty-year amortization.

(Q)           On February 16, 2007, the Commonwealth of Massachusetts instituted an eminent domain proceeding to acquire the property for expansion of its courthouse. Upon the eminent domain taking by the Commonwealth of Massachusetts, Walgreens, the tenant, stopped making payments.  The sole owner has retained legal counsel located in Massachusetts to negotiate and settle the proceeding.  IPCC and Inland Continental Property Management Corporation have not provided any services to the sole owner since February 2007.  IPCC believes that the eminent domain case has been settled between the Commonwealth of Massachusetts and the sole owner and that the sole owner and Walgreens are in dispute regarding the sharing of the eminent domain award.

(R)            The loan was refinanced on June 28, 2010 at an interest rate of 5.99% per annum with thirty-year amortization.  As of September 1, 2011, the sole owner of the property decided to manage the property.  Therefore, IPCC no longer has access to any information related to the operations or performance of this property.

(S)             As of June 30, 2012, there were seven vacancies, including a former Blockbuster, at the center totaling 14,000 square feet of the total 88,257 square feet. Blockbuster, which occupied 4,200 square feet, filed for Chapter 11 Bankruptcy in September 2010. Kroger, which occupies 53,636 square feet, has expressed interest in expanding its store size. Murfreesboro Exchange, L.L.C., the asset manager is working with Kroger on various options to accommodate an expansion.

(T)             There are two vacancies totaling 6,800 square feet of the total 125,288 square feet at the center.  Due to collection issues related to three former tenants, IPCC advanced approximately $250,000 at an interest rate of 7.00% per annum with a three-year amortization schedule to the co-owners to fund operating expenses and distributions for 2009 and 2010. In December 2010, the State of Texas instituted an eminent domain proceeding to acquire approximately 10,450 square feet of land included in Parcel 1C of the property and approximately 7,591 square feet of land included in Parcel 1B of the property for road widening.  It is anticipated that this would affect access, signage and parking at the property.  The co-owners have retained legal counsel for representation and to ensure that this does not violate any of the existing leases or zoning requirements.  The Texas Department of Transportation has begun roadwork on the project affecting the property.

(U)           Cost Plus, which occupied 18,230 square feet of the total 165,600 square feet, vacated its store in May 2008 and paid rent through August 2008.  The co-owners approved a Cost Plus lease termination in August 2008 and Cost Plus paid $900,000 to terminate the lease in September 2008.  In August 2011, the co-owners accepted Burke’s Outlet as a replacement tenant for Cost Plus.  Since Burke’s Outlet’s rent is not anticipated to commence until 2012.

(V)           Linens N’ Things (“Linens”), which occupied 29,943 square feet of the total 496,692 square feet, filed for Chapter 11 Bankruptcy in May 2008.  In October 2008 the bankruptcy court approved a motion to change the Linens bankruptcy filing from Chapter 11 to Chapter 7.  Linens vacated its space in August 2008 and paid rent through August 2008, with the exception of May 2008 rent, which was part of a pre-petition claim.  An administrative claim has been filed with the bankruptcy court, for the pre-bankruptcy petition, unpaid May 2008 rent.  As of August 31, 2012 the bankruptcy claim has not been settled.

(W)         Dress Barn, which occupies 7,005 square feet of the total 172,866 square feet, planned to exercise its termination right under the lease.  Instead, the co-owners agreed to modify the Dress Barn lease by reducing the rent from $15.74 to $11.00 per square foot starting in November 2009.  Linens occupied 25,127 square feet of the total 172,866 square feet.  In December 2008, the co-owners accepted JoAnn’s Stores, Inc. (“JoAnn’s”) as a replacement tenant for Linens.  The cost to secure Jo-Ann’s was approximately $251,270 in tenant improvements and $125,635 in leasing commissions and JoAnn’s rent is being abated for the first nineteen months of the lease term.  Since the cost to bring in JoAnn’s exceeded the balance of the reserve account, IPCC advanced approximately $165,000 at an interest rate of 7.00% per annum with a twenty-eight-month amortization schedule to the co-owners. Additionally, although Boston Pizza had previously vacated their space, their lender continued to pay their rent.  The lender stopped paying rent in April 2010, and in June 2011, the co-owners accepted Chili’s as a replacement tenant.  Dress Barn, which occupied 7,005 square feet, vacated in June 2011 and the co-owners also accepted Rue 21 and Game Stop as replacement tenants for the Dress Barn space.  Rue 21 had previously occupied a smaller space at the center and relocated a portion of the Dress Barn space.

(X)           Borders announced plans to file for Chapter 11 Bankruptcy in February 2011 and closed the Carmel, IN location in April 2011.  Foreclosure proceedings were filed in May 2011 and Carmel Exchange, LLC, the asset manager, is working with the lender to discuss potential work-out scenarios

(Y)           Circuit City, which occupied 33,881 square feet of the total 123,753 square feet, filed for Chapter 11 Bankruptcy in November 2008.  Circuit City vacated its space in February 2009 and paid rent through part of February 2009.  Inland Continental Property Management Corporation, property manager, has received interest from several tenants on the vacant space and is currently negotiating with a potential replacement.  In April 2011, the co-owners accepted Marshalls as a replacement tenant for Circuit City.

(Z)             BJ’s Wholesale Club vacated the property in January 2011.  The tenant has requested a lease termination; however, the lease with BJ’s Wholesale Club is a long-term, “corporate” lease which obligates the tenant to pay rent through the lease expiration date of August 31, 2023.

(AA)    Pharmacy Portfolio III, DST and Pharmacy Portfolio IV, DST are structured so that the monthly debt service payments are equal to the monthly base rent so that the loans fully amortize by the end of the lease terms.  Although no cash flow is available for distributions, investors do earn a yield on their investment due to the principal repayments on the loans.

Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the five REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually.  The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•                                          Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange.  In July 2000, IRC became a self-administered REIT by acquiring, through merger, its advisor and its property manager. The board evaluated market conditions each year thereafter.  IRC listed its shares on the NYSE and began trading on June 9, 2004 at a price equal to $11.95 per share.  On November 9, 2012, the closing price of the IRC common stock on the NYSE was $7.95 per share.

•                                          Inland Retail Real Estate Trust, Inc.  IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange.  In December 2004, IRRETI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock.  IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a NYSE-listed REIT, in February 2007.  IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.

•                                          Retail Properties of America, Inc.  RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock.  In November 2007, RPAI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012.  This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount.  Also on April 5, 2012, RPAI’s Class A Common Stock began trading on April 5, 2012 on the NYSE under the symbol “RPAI.”  On November 9, 2012, the closing price of the RPAI Class A Common Stock on the NYSE was $12.40 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $4.96 per share of its common stock).

•                                          Inland American Real Estate Trust, Inc.  In the prospectuses used in each of its “best efforts” offerings, Inland American disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010.  The public reports filed by Inland American with the SEC do not indicate that Inland American’s board of directors had begun evaluating a listing of its common stock as of June 30, 2012.

•                                          Inland Diversified Real Estate Trust, Inc.  In the prospectus used in its “best efforts” offering, Inland Diversified disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2014.  The public reports filed by Inland American with the SEC do not indicate that Inland Diversified’s board of directors had begun evaluating a listing of its common stock as of June 30, 2012.

Management

Our Business Manager

The following updates the discussion contained in the section of our prospectus captioned “Management — Our Business Manager,” located on page 112.

Effective November 7, 2012, Mr. Timothy D. Hutchinson was appointed to the board of directors of the Business Manager.  The biography of Mr. Hutchinson is set forth above under “— Our Real Estate Managers.”  Mr. Hutchinson replaces Mr. Cosenza, who resigned from the board of directors of the Business Manager, effective November 7, 2012.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of November 12, 2012.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	—	200,000

Shares sold in the offering:	222,222.222	2,000,000	—	2,000,000

Shares sold pursuant to our distribution reinvestment plan:	—	—	—	—

Shares purchased pursuant to our share repurchase program:	—	—	—	—
Total:	242,222.222	$2,200,000	$—	$2,200,000

(1)         Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)        Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)         The amount indicated under net proceeds is prior to issuer costs.

APPENDIX A

The following Table IV and Table V supersede and replace Table IV and Table V contained in the section of our prospectus captioned “Appendix A — Prior Performance Tables,” which begins on page A-1.   Tables I, II, III and VI remain unchanged.

TABLE IV

RESULTS OF COMPLETED PROGRAMS

(000’s omitted, except for amounts presented per $1,000 invested)

This Table sets forth summary information on the results of IREIC-sponsored prior real estate programs that have completed operations since January 1, 2007 and that have similar or identical investment objectives to us.  All figures are through December 31, 2011.

Program Name	Mobile Entertain- ment		Pets Bowie		Huntington Square Plaza		Market Day		Taunton Circuit		Bell Plaza		Fleet Office Building		Inland Retail Real Estate Trust Inc.
Dollar amount raised	$808		$2,600		$20,050		$3,788		$3,750		$890		$10,000		$2,371,012
Number of properties purchased	One		One		One		One		One		One		One		287
Date of closing of offering	11/04		08/02		05/05		03/06		09/02		11/02		01/04		08/03
Date of first sale of property	11/11		10/11		07/11		05/07		07/07		07/07		01/08		02/07
Date of final sale of property	11/11		10/11		07/11		05/07		07/07		07/07		01/08		02/07

Tax and distribution data per $1,000 invested:
Federal income tax results:
Ordinary income (loss):
Operations		(A)		(A)		(A)		(A)		(A)		(A)		(A)		(C)
Recapture		(A)		(A)		(A)		(A)		(A)		(A)		(A)		(C)
Capital gain		(B)		(B)		(B)		(B)		(B)		(B)		(B)		(C)

Deferred gain:
Capital		(B)		(B)		(B)		(B)		(B)		(B)		(B)		(C)
Ordinary		(B)		(B)		(B)		(B)		(B)		(B)		(B)		(C)

Cash distributions to investors (cash basis):
Source (GAAP basis) (D)
Sales	500		1,933		4,550		4,550		949		969		18,542			(C)
Refinancing	0		1,526		0		0		0		0		0		0
Operations	343		1,898		8,918		419		593		722		3,539			(C)

(A)                            For the 1031 Exchange Programs, depreciation and amortization and tax data are calculated by each individual investor based on their individual basis.

(B)                            For tax purposes, this sale qualified as part of a tax-deferred exchange.  As a result, no taxable gain will be recognized until the replacement property is disposed of in a subsequent taxable transaction.

(C)                            Distributions from 1999 through September 30, 2008 totaled approximately $845.4 million.  Based on Form 1099s filed by IRRETI during that period, tax and distribution data per $1,000 invested totaled: $369 in ordinary income, $267 in return of capital and $2.0 in capital gain.

TABLE IV (continued)

RESULTS OF COMPLETED PROGRAMS

(000’s omitted, except for amounts presented per $1,000 invested)

(note (C) continued)

On February 27, 2007, IRRETI and Developers Diversified Realty Corporation (“DDR”) consummated the transactions contemplated by the Agreement and Plan of Merger, dated October 20, 2006, among DDR, a subsidiary of DDR and IRRETI. Pursuant to the agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through combination of $12.50 in cash and $1.50 in common shares of DDR, which equates to a 0.021569 common share of DDR. The transaction has a total enterprise value of approximately $6.2 billion. No financial reports for IRRETI for the year ended December 31, 2006 were issued and, as a result of the acquisition by DDR, no further information regarding IRRETI is available.

(D)                            These programs, with the exception of IRRETI, are 1031 exchange programs, and thus are not required to prepare their financial statements in conformity with GAAP.  Accordingly, these programs maintain their books on a cash basis.  Therefore, the source of distributions is presented on a cash basis for these seven entities.

TABLE V

SALES OR DISPOSALS OF PROPERTIES

This Table sets forth summary information on the results of the sale or disposals of properties since January 1, 2009 by IREIC-sponsored prior real estate programs that have similar or identical investment objectives to us.  All figures are through December 31, 2011.  The Table provides certain information to evaluate property performance over the holding period such as:

•                  Sales proceeds received by the partnerships in the form of cash down payments at the time of sale after expenses of sale and secured notes received at sale;

•                  Cash invested in properties;

•                  Cash flow (deficiency) generated by the property;

•                  Taxable gain (ordinary and total); and

•                  Terms of notes received at sale.

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commissions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)

Inland Real Estate Corporation
Winsner-Milwaukee Plaza	04/98	01/09	3,679	—	—	3,679	—	3,679	3,679	48	(138)	—	(138)
Western-Howard Plaza	04/98	02/09	1,709	—	—	1,709	—	1,709	1,709	(8)	(151)	—	(151)
Montgomery Plaza	09/95	04/09	193	—	—	193	—	193	193	(71)	(232)	—	(232)
Lake Park Plaza (partial)	02/98	04/09	1,618	—	—	1,618	—	1,618	1,618	0	(2,103)	—	(2,103)
Park Center Plaza (partial)	12/98	04/10	829	—	—	829	—	829	829	0	507	—	507
Springboro Plaza	11/98	08/10	6,790	—	5,510	12,300	—	12,300	12,300	369	(653)	—	(653)
Northgate Center	04/05	09/10	1,726	—	6,211	7,937	—	7,937	7,937	322	(416)	—	(416)
Homewood Plaza	02/98	11/10	2,375	—	—	2,375	—	2,375	2,375	141	774	—	774
Schaumburg Golf Road	09/99	02/11	2,090	—	—	2,090	—	2,090	2,090	0	60	—	60
Park Center Plaza (Partial)	12/98	08/11	2,977	—	—	2,977	—	2,977	2,977	0	144	—	144
Rose Plaza East & West	01/00	10/11	4,899	—	—	4,899	—	4,899	4,899	451	410	—	410
Orland Park Retail	02/98	10/11	920	—	—	920	—	920	920	(101)	(63)	—	(63)
Total for Inland Real Estate Corporation:			29,805	—	11,721	41,526	—	41,526	41,526	1,151	(1,861)	—	(1,861)

Retail Properties of America, Inc.

Sold
Larkspur Landing	1/04	1/09	31,123	—	33,630	64,753	33,630	31,123	64,753	(58)	8,578	—	8,578
American Express, Greensboro, NC	12/04	4/09	19,347	—	33,040	52,387	33,040	19,347	52,387	421	1,933	—	1,933
American Express, Salt Lake City, UT	12/04	4/09	15,225	—	30,149	45,374	30,149	15,225	45,374	234	1,002	—	1,002
Computer Shareholder Services	7/05	6/09	17,991	—	44,500	62,491	44,500	17,991	62,491	969	(130)	—	(130)
Walmart Jonesboro	8/04	10/09	3,086	—	6,089	9,175	6,089	3,086	9,175	291	(691)	—	(691)
Sprint Data Center	9/05	10/09	34,304	—	52,800	87,104	52,800	34,304	87,104	4,315	676	—	676
Harris Teeter	9/04	11/09	1,309	—	3,960	5,269	3,960	1,309	5,269	220	(1,170)	—	(1,170)
Publix Mountain Brook	4/05	12/09	1,561	—	4,384	5,945	4,384	1,561	5,945	118	(1,370)	—	(1,370)

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commissions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)

Coventry Health Care, San Antonio, TX	10/05	03/10	3,501	—	7,060	10,561	7,060	3,501	10,561	(279)	(202)	—	(202)
Kaiser Permanente, Cupertino, CA	06/05	04/10	11,017	—	32,670	43,687	32,670	11,017	43,687	(857)	(9,988)	—	(9,988)
Wickes, Naperville, IL	10/05	04/10	(27)	—	4,964	4,937	4,964	(27)	4,937	(153)	(2,683)	—	(2,683)
Wild Oats Market, Hinsdale, IL	07/05	05/10	3,923	—	7,469	11,392	7,469	3,923	11,392	(212)	(953)	—	(953)
Kohl’s/Wilshire, Kansas City, MO	07/04	06/10	2	—	8,758	8,760	8,758	2	8,760	256	23	—	23
Mervyns, San Diego, CA	09/05	11/10	772	—	7,900	8,672	7,900	772	8,672	(1,342)	1,468	—	1,468
Mervyns, Escondido, CA	09/05	11/10	1,957	—	6,700	8,657	6,700	1,957	8,657	(1,087)	56	—	56
Circuit City, Richmond, VA	05/05	12/10	(121)	—	31,270	31,149	31,270	(121)	31,149	(1,899)	(12,679)	—	(12,679)
Wal-Mart Supercenter — Blytheville, AK	07/04	03/11	12,438	—	—	12,438	—	12,438	12,438	(2)	1,268	—	1,268
Kohl’s — Georgetown, KY	10/05	03/11	10,055	—	—	10,055	—	10,055	10,055	(84)	968	—	968
Maytag Distribution Center, North Liberty, IA	01/05	04/11	18,698	—	—	18,698	—	18,698	18,698	(48)	(2,257)	—	(2,257)
Wrangler, El Paso, TX	07/04	04/11	15,921	—	—	15,921	—	15,921	15,921	215	247	—	247
Old Time Pottery, Douglasville, GA	06/06	07/11	(57)	—	3,250	3,193	3,250	(57)	3,193	(94)	(2,268)	—	(2,268)
PetSmart Distribution Center, Ottawa, IL	07/05	08/11	8,482	—	40,000	48,482	40,000	8,482	48,482	371	10,871	—	10,871
Mesa Fiesta, Mesa, AZ	12/04	10/11	2,644	—	—	2,644	—	2,644	2,644	3,101	(25,451)	—	(25,451)
CVS Pharmacy, Cave Creek, AZ	12/05	11/11	5,872	—	—	5,872	—	5,872	5,872	(29)	250	—	250
Hobby Lobby, Concord, NC	01/05	12/11	5,698	—	—	5,698	—	5,698	5,698	(64)	911	—	911
North Ranch Pavilions, Thousand Oaks, CA	01/04	12/11	13,092	—	—	13,092	—	13,092	13,092	1,579	(3,917)	—	(3,917)
Wheatland Towne Crossing, Dallas, TX	04/11	12/11	5,245	—	—	5,245	—	5,245	5,245	(620)	(4,381)	—	(4,381)

Partially Sold to Joint Venture
Bear Creek, Houston, TX	04/05	09/10	4,339	—	10,159	14,498	10,159	4,339	14,498	340	(1,181)	—	(1,181)
Cypress Mill Plaza, Cypress TX	11/05	09/10	3,420	—	9,847	13,267	9,847	3,420	13,267	(174)	30	—	30

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commissions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)

New Forest Crossing, Houston, TX	06/05	09/10	5,608	—	9,321	14,929	9,321	5,608	14,929	382	145	—	145
Coppell Town Center, Coppell, TX	04/07	10/10	1,146	—	10,050	11,196	10,050	1,146	11,196	177	(4,112)	—	(4,112)
Suntree Square, Southlake, TX	04/07	10/10	2,530	—	8,975	11,505	8,975	2,530	11,505	133	(1,927)	—	(1,927)
Riverpark Shopping Center IIB, Sugarland, TX	08/08	10/10	8,923	—	—	8,923	—	8,923	8,923	560	(1,327)	—	(1,327)
Southpark Meadows I, Austin, TX	07/05	11/10	7,192	—	12,663	19,855	12,663	7,192	19,855	612	(1,926)	—	(1,926)
Great Southwest Crossing, Grand Prairie, TX	09/05	12/10	5,800	—	8,449	14,249	8,449	5,800	14,249	644	847	—	847
Riverpark Shopping Center I, Sugarland, TX	04/06	12/10	9,658	—	28,424	38,082	28,424	9,658	38,082	1,083	(1,333)	—	(1,333)
Southpark Meadows II, Austin, TX	03/07	08/11	39,935	—	60,000	99,935	60,000	39,935	99,935	3,436	(8,530)	—	(8,530)
Total for Retail Properties of America, Inc.:			331,609	—	516,481	848,090	516,481	331,609	848,090	12,455	(59,203)	—	(59,203)

Inland American Real Estate Trust, Inc.

Retail Properties

Woodforest Square	10/05	08/11	1,603	—	—	1,603	—	1,603	1,603	41	873	47	826
Ashford	11/05	09/11	2,020	—	—	2,020	—	2,020	2,020	195	1,635	43	1,592
Pinehurst	10/05	09/11	1,623	—	—	1,623	—	1,623	1,623	58	1,303	37	1,226
Shakopee	04/06	10/11	—	—	9,000	9,000	8,800	200	9,000	(67)	(5,870)	—	(5,870)
West End Square	11/05	11/11	1,280	—	—	1,280	—	1,280	1,280	44	368	51	317
24 Hour Fitness	10/05	11/11	4,537	—	—	4,537	—	4,537	4,537	595	3,763	108	3, 655
Carver Creek	11/05	11/11	689	—	—	689	—	689	689	97	(329)	—	(329)
6234 Richmond Ave.	10/05	11/11	691	—	—	691	—	691	691	(117)	(257)	—	(257)
6101 Richmond Ave	10/05	11/11	1,835	—	—	1,835	—	1,835	1,835	277	1,771	19	1,752
Friendswood	12/05	12/11	7,709	—	—	7,709	—	7,709	7,709	972	5,677	194	5,483

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commissions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)

Cinemark Webster	12/05	12/11	9,104	—	—	9,104	—	9,104	9,104	838	8,213	169	8,044
Eldridge Lakes Town Center	07/06	12/11	9,453	—	—	9,453	—	9,453	9,453	671	(4,865)	—	(4,865)
Walgreens	12/05	12/11	2,530	—	—	2,530	—	2,530	2,530	175	(590)	—	(590)
Saratoga	10/05	12/11	6,694	—	—	6,694	—	6,694	6,694	690	5,092	207	4,885
Cinemark 12- Pearland	12/05	12/11	7,405	—	—	7,405	—	7,405	7,405	625	6,160	104	6,056
825 Rand	08/07	12/11	—	—	3,226	3,226	5,767	(2541)	3,226	(832)	(6,418)	—	(6,418)
Sandlake Corners	03/10	12/11	—	—	20,900	20,900	20,700	200	20,900	(406)	6,036	88	5,948

Industrial Properties
McKesson Distribution Center	11/05	06/11	8,997	—	—	8,997	—	8,997	8,997	204	735	315	420

Multi-Family Properties
Lake Wyndemere	07/09	12/10	14,089	—	13,067	27,156	—	27,156	27,156	2,196	5,227	—	5,227
Village Square	07/09	12/10	7,776	—	8,112	15,888	—	15,888	15,888	1,379	1,834	—	1,834
Alden Landing	07/09	12/10	10,650	—	11,237	21,887	—	21,887	21,887	1,979	2,925	—	2,925
Malibu Lakes Apartments	12/09	12/10	23,798	—	17,993	41,791	17,929	23,862	41,791	2,969	11,526	11,526	—
Katy Trail	10/10	12/11	24,159	—	24,188	48,347	—	48,347	48,347	1,190	8,036	—	8,036

Office Properties
Select Medical Augusta	01/09	12/10	10,339	—	14,949	25,288	—	25,288	25,288	3,220	7,320	—	7,320
Select Medical Dallas	01/09	12/10	11,672	—	9,060	20,732	—	20,732	20,732	2,035	6,232	—	6,232
Select Medical Orlando	01/09	12/10	11,710	—	13,648	25,358	—	25,358	25,358	2,705	7,856	—	7,856
Select medical Tallahassee	01/09	12/10	9,750	—	16,840	26,590	—	26,590	26,590	3,535	8,110	—	8,110
ComputerShare	06/09	9/11	10,249	—	45,611	55,860	44,500	11,360	55,860	327	(6,689)	—	(6,689)
North Bay	10/10	10/11	917	—	4,204	5,121	4,097	1,024	5,121	61	(518)	—	(518)
Lakeview Tech Center	10/05	12/11	7,816	—	13,805	21,621	14,470	7,151	21,621	214	3,585	832	2,753

Lodging Properties
Comfort Inn- Riverview	07/07	03/10	5,786	—	—	5,786	—	5,786	5,786	(2,457)	(3,297)	—	(3,297)
Comfort Inn- University	07/07	03/10	5,512	—	—	5,512	—	5,512	5,512	(2,261)	(2,792)	—	(2,792)
Hampton Inn- Crabtree Valley	07/07	06/10	4,099	—	—	4,099	—	4,099	4,099	(2,328)	(4,245)	—	(4,245)
Comfort Inn- Medical Park	07/07	06/10	4,361	—	—	4,361	—	4,361	4,361	(1,951)	(2,936)	—	(2,936)

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

	Date Acquired	Date of Sale	Cash Received net of Closing Costs (B)	Selling Commissions Paid or Payable to Inland	Mortgage at Time of Sale	Total	Original Mortgage Financing	Partnership Capital Invested (C)	Total	Excess (deficiency) of property operating cash receipts over cash expenditures (D)	Total Taxable Gain (loss) from Sale	Ordinary Income from Sale	Capital Gain (loss)

Comfort Inn- Orlando	07/07	06/10	2,987	—	—	2,987	—	2,987	2,987	(2,927)	(2,346)	—	(2,346)
Hilton Garden Inn- Chelsea	10/07	09/10	33,338	—	28,347	61,685	—	61,685	61,685	19,307	12,215	—	12,215
Residence Inn- Phoenix	07/07	06/11	100	—	5,000	5,100	7,500	(2,400)	5,100	(380)	(7,752)	—	(7,752)
Towne Place Suites - 5	07/07	09/11	12,346	—	16,491	28,837	17,797	11,040	28,837	(1,082)	(24,109)	—	(24,109)
Embassy Suites Beachwood	02/08	12/11	—	—	14,000	14,000	15,500	(1,500)	14,000	(1,914)	(25,575)	—	(25,575)

Total for Inland American Real Estate Trust, Inc.:			277,624	—	289,678	567,302	157,060	410,242	567,302	29,877	17,904	13,740	4,164

Inland Opportunity Fund, L.L.C.
Minooka Land	11/10	12/10	498	15	—	513	—	494	494	—	5	5	—
Radcliff Lots	11/10	12/10	203	—	—	203	—	89	89	—	125	125	—
Radcliff Lots	11/10	04/11	211	8	—	219	—	90	90	—	124	124	—
Radcliff Lots	11/10	04/11	217	8	—	225	—	90	90	—	126	126	—
Radcliff Lots	11/10	10/11	214	8	—	222	—	90	90	—	125	125	—
Total for Inland Opportunity Fund, L.L.C.:			1,343	39	—	1,382	—	853	853	—	505	505	—

1031 Exchange Programs
Huntington Square Plaza	12/04	07/11	20,129	0	19,235	39,364	19,150	20,050	39,200	8,855	(E)	—	—
Pets Bowie	10/01	10/11	1,846	28	3,000	4,874	1,300	2,600	3,900	1,763	(E)	—	—
Mobile Entertainment	11/04	11/11	518	6	750	1,274	759	808	1,567	344	(E)	—	—
Total for 1031 Exchange Programs:			22,493	34	22,985	45,512	21,209	23,458	44,667	10,962		—	—

TABLE V

SALES OR DISPOSALS OF PROPERTIES (A)

(000’s omitted)

TABLE V (continued)

SALES OR DISPOSALS OF PROPERTIES

NOTES TO TABLE V

(A)                              The table includes all sales of properties by the programs with investment objectives similar to ours during the three years ended December 31, 2011.  All sales have been made to parties unaffiliated with the partnerships.  None of the sales involved secured notes received at sale or adjustments resulting from the application of GAAP.

(B)                              Consists of cash payments received from the buyers and the assumption of certain liabilities by the buyers at the date of sale, less expenses of sale.

(C)                              Amounts represent the dollar amount raised from the offerings, less sales commissions and other offering expenses plus additional costs incurred on the development of the land parcels.

(D)                              Represents “Cash Available (Deficiency) from Operations (including subsidies)” as adjusted for applicable “Fixed Asset Additions” through the year of sale.

For 1031 Exchange Programs, depreciation and amortization and tax data are calculated by each investor based on their individual basis.